PVF LTD.
PROFESSIONAL VETERINARY PRODUCTS

2008 ANNUAL REPORT

BUSINESS

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS BASED ON THE COMPANY'S CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT THE COMPANY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED ELSEWHERE IN THIS REPORT. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

Overview

The Company is a leading wholesale distributor of animal health products to veterinarians and their related businesses. The Company distributes to its customers approximately 20,000 different products including biologicals, pharmaceuticals, parasiticides, instruments and equipment and also offers industry-exclusive programs on inventory and staff management. Approximately 14,000 products are inventoried for immediate shipment and the remaining items are either drop-shipped from the manufacturer to the customer or are special order items. The Company primarily sells branded products as marketed by the major animal health manufacturers and suppliers. The Company does not currently private label any products.

The Company operates through three operating segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of pharmaceuticals and other veterinary related items and accounted for approximately 84% of net sales and other revenue during fiscal year 2008. This segment distributes products to Company shareholders as well as other licensed veterinarians and businesses comprised of veterinarians. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Operating Segments" below and Note 11 of the Company's 2008 Consolidated Financial Statements for quantitative segment information.

The Company's business strategy is to be the leading supplier of animal health products to veterinarians and veterinary clinics by offering a complete assortment of items at competitive prices which are supported by superior levels of customer service. The Company believes this strategy provides it with a competitive advantage by combining the broad product selection with low prices and support from efficient operations. By purchasing products from the Company, veterinarians and veterinary clinics may reduce their product acquisition costs.

The Company has heavily invested in electronic information systems to maximize efficiencies. All phases of the transactional process are electronically driven. The Company believes this advanced electronic technology will assist in earlier adoption of electronic commerce through the internet by both its customers and suppliers.

Background

The Company was founded in 1982 by veterinarians whose primary interests were "food animal" related and was chartered on August 2, 1982 as a Missouri corporation. Since January 1, 1983, the Company has operated from various facilities in Omaha, Nebraska. The Company surrendered its Missouri charter and became a Nebraska corporation on September 22, 1999.

Initially, the Company distributed its products predominately to existing shareholders who were veterinarians or business entities established to deliver veterinary services and/or products in which medical decisions were made by licensed veterinarians. Each shareholder was and is limited to ownership of one share of common stock. Sales to non-shareholder customers have increased in recent years and have represented a significant source of revenue for the Company. In fiscal year 2008, net sales and other revenues to non-shareholders totaled $120 million or 35% of total net sales and other revenue.

The Company's fiscal year begins on August 1 and concludes on July 31 of the following year.

Value-Added Services

The Company offers its customers and suppliers a comprehensive menu of value-added services. These services allow individual customers to choose various selections based on their individual needs such as on-line ordering, inventory management, employee management, pharmacy and special order fulfillment. The Company manages a database of all transactions so that its customers may maximize their participation in promotions frequently offered by suppliers. Customers are periodically apprised, either by phone or mailings, of their level of participation in these promotions. This promotional tracking service gives customers the option to maximize their participation in promotions, which may increase their profitability, increase Company sales and allow the customers to more effectively compete in certain markets.

The Company has developed two multi-day seminars for its customers, which include an inventory management and purchasing techniques seminar and an employee management and leadership seminar. These seminars are held at various locations, often at one of the Company's properties. Customers are trained to better use the Company's resources and also increase efficiency when managing their product and inventory activities and to effectively manage employees and learn effective leadership principles and skills for their clinics.

The Company has Electronic Data Interchange (EDI) capability which provides the supplier with product sales and movement. The supplier is able to monitor sales activities, advertising effectiveness and market trends in an efficient manner. The Company also assists the manufacturer in the design of effective promotions. The historical transactional database and the promotional tracking service are unique tools that assist the manufacturer in tailoring effective promotions.

The Company has enhanced the customer relationship by utilizing e-commerce. E-commerce enables the customer to place orders on-line and view purchasing history 24 hours a day, seven days a week through the Company's website.

In 2007, the Company launched Vets First Choice, a new online store and home delivery service. Vets First Choice enables veterinarians to meet the demands of third party clients without increasing their inventory costs.

Our Shareholders

As of July 31, 2008, the Company had 2,037 shareholders, all of whom were veterinarians or veterinary clinics. These shareholders are principally located from the Rocky Mountains to the Atlantic Seaboard with some presence in the southern United States. Our shareholders also are our primary customers.

Due to the geographical location of the majority of its shareholders, nearly 55% of the Company's gross sales are related to products used for the treatment and/or prevention of diseases in food animals. The balance of product sales is for the treatment and/or prevention of diseases in companion animals and equine, which represents changing trends in veterinary medicine and is discussed further under "Business-Customers and Suppliers."

Rebates to Shareholders

The Company has historically issued rebates to its shareholders. According to current practices of management, such rebates, if paid, are made on a pro rata basis to shareholders based on the aggregate amount of products purchased by each shareholder during the period. Rebates are included in the Company's financial statements and are netted against sales and accounts receivable on the Company's financial statements. Depending on several factors, there is no assurance that any rebate will be issued for a given fiscal year.

Corporate officers determine the amount, if any, to be returned to each shareholder. Such amounts shall not include any amounts which the officers conclude are required for the ongoing conduct or expansion of the Company's business. If the Company elects to pay a rebate, the Company will issue to each shareholder an amount based upon the shareholders' eligible product purchases from the Company. If a shareholder is entitled to a rebate, the shareholder shall be issued a credit memo at least once per fiscal year. The determination by the officers, upon approval of the Board of Directors, of whether or not a rebate is issued, the terms of the rebate and the communication of such terms to the shareholder constitutes an obligation on the part of the Company to issue the credit memo.

The Company's policies and procedures address concerns regarding late payments by shareholders and the payment of a rebate. The determination of the amount rebated back to shareholders by credit memo during any fiscal year includes a review of whether the respective shareholder made timely payments to the Company and whether there are any past due invoices over 90 days as of the end of the fiscal year. The Company determines the shareholder's "average days to pay" which is the number of days past the due date on which the Company receives the shareholder payment. If the average days to pay exceed 30 days, the amount of the rebate credited back to the shareholder is reduced according to the Company's then current reduction percentage policy. If a shareholder has any unpaid amount which is more than 90 days past due as of the fiscal year end, no rebate will be issued to the shareholder for that fiscal year.

Company Subsidiaries

The Company has two direct wholly-owned subsidiaries: Exact Logistics, LLC ("Exact Logistics") and ProConn, LLC ("ProConn"). Exact Logistics and ProConn were organized in the State of Nebraska on December 6, 2000 and are limited liability companies wholly-owned by the Company. The purpose of Exact Logistics is to provide logistics and distribution service operations for animal health vendors in business-to-business type transactions. Exact Logistics distributes products primarily to other animal health companies.

The purpose of ProConn is to act as a supplier of animal health products directly to the producer and/or consumer. Producers and end users order veterinary products directly from ProConn. ProConn then sells and delivers the products directly to producers and consumers. ProConn is responsible for all shipping, billing and related services. As part of its business operations, ProConn may enter into an agreement with "veterinarians of record" pursuant to which ProConn agrees to pay the "veterinarian of record" a percentage of the sale received by ProConn from qualified purchases. The "veterinarian of record" is responsible for providing various services to the producers and consumers, including, without limitation, conducting on-site visits of producers' facilities, reviewing the producers' or consumers' data pertaining to purchases from ProConn, and maintaining compliance with all pharmaceutical-related laws, regulations and any applicable food safety guidelines.

Operating Segments

The Company has three reportable segments: Wholesale Distribution (PVP), Direct Customer Services (ProConn), and Logistics Services (Exact Logistics). Additional information including the sales and operating profits of each operating segment and the identifiable assets attributable to each operating segment for each of the three years in the period ended July 31, 2008 is set forth in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 11 of the 2008 Consolidated Financial Statements.

Financial Information About Geographic Areas

All of the Company's customers and assets are located in the United States. The Company does not export any products outside of the United States.

MARKETLink

In August 1999, the Company, American Animal Hospital Association ("AAHA") and AAHA Services Corporation ("SERVCO") d/b/a MARKETLink, a wholly-owned subsidiary of AAHA, entered into an agreement pursuant to which the Company became the logistics partner for MARKETLink. MARKETLink is a buying group and provides distribution services to its veterinary clinic members. AAHA has over 36,000 members who hold different jobs in various veterinary clinics, including veterinarians, technicians, managers, and client service specialists and who provide services to companion animals. AAHA established MARKETLink to improve the purchasing economics of its members' practices by allowing members to buy animal health products at low average prices while maintaining or exceeding the level of service obtained by existing distributors. Through MARKETLink, members of AAHA are able to purchase products directly from MARKETLink at a cost savings.

Under the terms of the August 1999 Agreement, SERVCO had certain responsibilities, including, marketing the MARKETLink program, determining the mix, price, sales and shipping policies and line of products, and being responsible for all aspects of the credit approval, accounts receivable and collections in connection with the sale of MARKETLink products. The Company's responsibilities included purchasing and managing the required inventory, paying all accounts payable and complying with other contract terms with manufacturers, suppliers or customers relating to shipping, receiving and billing for MARKETLink products, maintaining sales and service representatives for all in-bound and out-bound telephone sales necessary to process orders, cross-selling alternative products, implementing special promotional programs, and fulfilling and shipping all orders received via the

Company's MARKETLink sales and service representatives or the SERVCO email order entry system, including at the time of shipment a MARKETLink invoice in the shipment. In June 2000, the Company purchased a 20% interest in SERVCO for $1,500,000. After the transaction, the remaining 80% continued to be owned by AAHA. Lionel L. Reilly, the Company's CEO and President, previously served on the Board of Directors of SERVCO from 2000 – 2008.

The agreement between Company and SERVCO terminated according to its terms on June 30, 2008. This agreement accounted for $32.5 million of the Company's revenues for the fiscal year ending July 31, 2008, which represents 9.6% of the Company's total net sales and other revenue. In fiscal years 2007 and 2006, this agreement accounted for revenue of $36.7 million, and $39.0 million, representing 10.7% and 10.6% of the Company's total net sales and other revenue, respectively. In light of the termination of the logistical services agreement, the Company's management will reevaluate the Company's business plan for 2008-2009 fiscal year-end while continuing to aggressively pursue new business.

On July 14, 2008, the Company entered into a Stock Purchase Agreement ("AAHA Agreement") with AAHA and SERVCO pursuant to which the Company sold to AAHA all of its shares of common stock in SERVCO, which represented 20% of the total issued and outstanding shares of SERVCO for an aggregate purchase price of $1.4 million a loss of approximately $571,000. Effective at closing, the Company was no longer entitled to elect a board member on SERVCO's Board of Directors, and Dr. Reilly, resigned as a director of SERVCO.

Customers and Suppliers

Management does not consider the Company's business to be dependent on a single customer or a few customers, and the loss of any of our customers would not have a material adverse effect on our results. Except for MARKETLink, no customer accounted for more than 5% of the Company's total net sales and other revenue for fiscal 2008. The Company typically does not enter into long-term contracts with its customers. To offset the loss of any customers, the Company continually seeks to diversify its customer base.

The changing trends of veterinary medicine have resulted in a gradual shift toward the sale of more "companion animal" products which accounted for 45% of the Company's revenues in fiscal year 2008. We believe that consolidation of small privately owned veterinary clinics is likely and will result in an increasing number of larger veterinary practice business units. As a result, the larger veterinary practices will have increased purchasing leverage and will negotiate for lower product costs which will reduce margins at the distribution level and impact Company revenue and net income.

There are two major types of transactions that affect the flow of products to the Company's customers. The first transaction model is traditional "buy/sell" transactions that account for a significant majority of the Company's business. In this type of transaction the customer places an order with the Company, which is then picked, packed, shipped, invoiced to the customer, followed by payment from the customer to the Company. There are a few product lines where the Company provides all transactional activities described above, except that the manufacturer retains title to the product. The manufacturer retains title in accordance with the distribution agreements for these products. The "consignment" transactions account for approximately 3% of the Company's total net sales and other revenue. The Company inventories these products for the manufacturer but does not pay the manufacturer until the product is sold to the customer and reported to the manufacturer. The Company is responsible for maintaining insurance on the products but the value of the product is not included in the inventory for accounting purposes.

A second transaction model used by the Company is termed the "agency agreement." Under this approach, the Company receives orders for products from its customers. The Company transmits the order to the manufacturer who then picks, packs, ships, invoices and collects payment from the customer. The Company receives a commission payment from the manufacturer for soliciting the order as well as for providing other customer service activities. The Company's operating expenses associated with this type of sale may be lower than the traditional buy/sell transaction. This arrangement allows the manufacturer to establish and standardize the price of its products in the market. The mode of selling products to veterinarians is dictated by the manufacturer.

Product returns from our customers and to our suppliers occur in the ordinary course of business. The Company extends to its customers the same return of goods policies as extended to the Company by the various suppliers. The Company does not believe its operations will be adversely impacted due to the return of products.

Our two largest vendors comprised 41.1% and 7.2%, respectively, of all of the Company's purchases for fiscal year 2008. Two vendors comprised 41.5% and 6.7%, respectively, of all of the Company's purchases for fiscal year 2007. Management believes the loss of any major vendor may have a material adverse effect on our results of operation, including the loss of one or both of our two largest vendors. Currently, the Company believes that its relationships with its two largest vendors are good.

The Animal Health Industry

A national veterinary organization lists over 27,000 veterinary practices in the United States. There are nearly 60,000 veterinarians practicing in the various disciplines of veterinary medicine. Over three-quarters of the veterinarians in private clinical practice predominantly specialize in companion animal medicine. The Company provides products and services to this segment of business and intends to meet the product and supply needs of the private clinical practice specialized in this area. According to American Pet Products Manufacturer's Association, 63% of U.S. households own a pet, which equates to 71 million households. Total spending on pets is expected to be nearly $43.4 billion, $16.9 billion is expected to be paid by pet owners for food, $10.9 billion for veterinary care, $10.3 billion for over the counter medicine and supplies, $2.1 billion for new live animal purchases, and lastly $3.2 billion for boarding and grooming.

Based on industry sources, 2007 animal health product sales increased about 11% of which 6%-7% was inflationary. The estimated sales for this category in the U.S. were more than $6 billion. The sales for pharmaceuticals were affected by the increase in external and internal parasiticides for companion animals. The sales for feed additives remained flat at $500 million in 2007. The sales of biologicals was essentially flat with any growth led predominantly by cats and dogs. It is anticipated that industry gains for 2008 will be driven by the continuing threat of animal disease, ongoing food safety concerns and the rapid growth in the pet population. Diagnostic chemicals and vaccines will be the fastest growing animal health products. Large animal producers, farms and households will help lead the market gains. In recent years, spending on companion animals, including dogs, cats and horses, has overtaken spending on farm animals. In 2007, companion animal products accounted for nearly $41.2 billion of the total sales in the industry.

The companion animal market is experiencing considerable growth driven by strong product developments, general aging in the pet population, and increased spending per animal. Several new therapeutic and preventative products have contributed to most of this increased sales volume. Nutraceuticals (nutritional pharmaceuticals) have an increasing presence in the companion animal market.

Livestock production continues the consolidation trend that started a number of years ago. Agribusiness integrators continue to build larger livestock raising facilities. Improved management systems coupled with new preventative products have resulted in an ongoing reduction in food producing animal product sales for the past several years. There also has been a loss of market share in several key product groups due to generic competition. The generic products generally sell for lower prices which causes a pricing deflation in the market.

Competition

Distribution of animal health products is characterized by either "ethical" or "OTC" channels of product movement. Ethical distribution is defined as those sales of goods to licensed veterinarians for use in their professional practice. Many of these products are prescription and must only be sold to a licensed professional. OTC (over-the-counter) distribution is the movement of non-prescription goods to the animal owner and the end user. Many of these products will also be purchased by licensed veterinarians for professional use or for resale to their clients.

There are numerous ethical distribution companies operating in the same geographical regions as the Company and competition in this distribution industry is intense. Our competitors include other animal health distribution companies and manufacturers of animal health products who sell directly to veterinarians and veterinary clinics. Most of the animal health distribution competitors generally offer a similar range of products at prices often comparable to the Company's. The Company seeks to distinguish itself from its competitors by offering a higher level of customer service and having its principal customers also be its shareholders. In addition to competition from other distributors, the Company also faces existing and potentially increased competition from manufacturers who distribute their products directly to veterinarians.

The role of the animal health distributor has changed dramatically during the last decade. Currently, there is over capacity in the animal health distribution network, although there have been few animal health distributor mergers or acquisitions. We believe the Company must continue to add value to the distribution channel, and reduce the redundancies that exist, while removing unnecessary costs associated with product movement.

Government Regulation

Both state and federal government agencies regulate the manufacturing and distribution of certain animal health products such as pharmaceuticals, vaccines, insecticides and certain controlled substances. Our suppliers of these products are typically regulated by one or more of the following federal agencies, the U.S. Department of Agriculture (USDA), the Food and Drug Administration (FDA) and the Drug Enforcement Administration (DEA), as well as several state agencies; and therefore, the Company is subject, either directly or indirectly, to regulation by the same agencies. Several states and the DEA require the Company to be registered or otherwise keep a current permit or license to handle controlled substances. Manufacturers of vaccines are required by the USDA to comply with various storage and shipping criteria and requirements for the vaccines. To the extent the Company distributes such products, the Company must comply with the same USDA, FDA and DEA requirements including, without limitation, the storage and shipping requirements for vaccines.

On June 13, 2006, the FDA announced a new rule that would require pharmaceutical wholesalers to track who handles the drugs that they distribute. Under this new rule, the Company would have to supply a "pedigree" which is tracing every entity that has handled the drugs since they left the manufacturer. The new rule went into effect July 1, 2008. The pedigree can be in paper or electronic format which should include addresses and the lot number of the drugs. The FDA announced that for the first year the law is in effect, the FDA will implement enforcement based on the drug's market value, whether it was used to treat a particularly serious condition and its history of counterfeit concerns. The Company was in compliance with the new pedigree requirements effective July 1, 2008.

Several State Boards of Pharmacy require the Company to be licensed in their respective states for the sale of animal health products within their jurisdictions. Some states (as well as certain cities and counties) require the Company to collect sales/use taxes on differing types of animal health products.

Environmental Considerations

The Company does not manufacture, re-label or in any way alter the composition or packaging of products. All products are distributed in compliance with the relevant rules and regulations as approved by various state and federal regulatory agencies. The Company's business practices create no or minimal impact on the environment.

Employees

As of July 31, 2008 the Company had 361 employees. We are not subject to any collective bargaining agreements and have not experienced any work stoppages. We believe that we have a stable and productive workforce and consider our relationships with our employees to be good.

Trademarks

The Company has federal registrations for the marks "PVP LTD." and design, "PVPL", and "PROCONN". The Company uses the marks "EXACT LOGISTICS" and "VETS FIRST CHOICE" but does not have federal registration or applications pending with the United States Patent and Trademark Office for these marks. The Company believes that the marks are well recognized in the animal health products industry and by veterinarians and therefore are valuable assets. Once registered, the trademarks will be valid as long as they are in use and/or the registrations are properly maintained, and the marks have not been found to have become generic.

RISK FACTORS

Risk Factors That May Affect Future Results

The risks and uncertainties described below are not the only risks and uncertainties the Company faces. Additional risks and uncertainties not presently known to the Company or that are currently deemed immaterial may also impair its business operations in a material way. If any of the following risks actually occur, the Company's business, financial condition or results of operations may suffer.

Our Operating Results May Fluctuate Due to Factors Outside of Management's Control

The Company's operating results may significantly fluctuate, and you should not rely on them as an indication of the Company's future results. Future revenues and results of operations may significantly fluctuate due to a combination of factors, many of which are outside of management's control. The most notable of these factors include:

- vendor rebates;
- seasonality;
- the impact of economic factors on the national veterinary practices;
- the timing and effectiveness of marketing programs offered by our vendors;
- the timing of the introduction of new products and services;
- the timing and effectiveness of capital expenditures;
- changes in manufacturer contracts; and
- competition.

Any of the factors could adversely impact our results of operations and financial condition. The Company may be unable to reduce operating expenses quickly enough to offset any unexpected revenue shortfall. If the Company has a shortfall in revenue without a corresponding reduction to its expenses, operating results may suffer. The Company's operating results for any particular quarter may not be indicative of future operating results. You should not rely on quarter-to-quarter comparisons of results of operations as an indication of the Company's future performance.

Failure to Manage Growth Could Impair Our Business

Our revenues increased from $298.9 million in fiscal 2003 to $339.8 million in fiscal 2008. It may be difficult to manage rapid growth in the future, and our future success depends on our ability to implement and/or maintain:

- Sales and marketing programs;
- Customer support programs;
- Current and new product and service lines;
- Technical support which equals or exceeds our competitors;
- Vendor relationships;
- Recruitment and training of new personnel; and
- Operational and financial control systems.

Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures and to expand the training of our work force. If we are not able to manage the rapid growth, there is a risk our customer service quality could deteriorate, which may lead to decreased sales or no profitability.

Loss of Key Personnel Could Harm Our Business

Our future success depends to a significant extent on the skills, experience and efforts of Company management and key members of its staff. The loss of any or all of these individuals could damage our business. In addition, we must continue to develop and retain a core group of individuals if we are to realize our goal of continued expansion and growth. We cannot assure you that we will be able to do so.

Due to the specialized nature of our products and services, generally, only highly qualified and trained individuals have the necessary skills to market our products and provide our services. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would damage our business.

There is No Market for Our Stock and the Value of the Stock Will Not Increase

There is no established public trading market for the Company's common stock, and there will be no established public trading market after this offering. Sales are limited to licensed veterinarians and veterinary clinics, and our common stock will not be sold, assigned, or otherwise transferred to anyone other than the Company. The price of each share is fixed at $3,000, or such lesser amount as determined by the Board of Directors in its discretion as provided in our Articles of Incorporation and Bylaws. A share will not increase in value. If a shareholder wishes to redeem his, her or its share, the shareholder must sell it to the Company, and the Company may, but is not obligated to purchase such share. If the Company elects to purchase the share, such shareholder will receive only the amount he, she or it paid for the share.

We Rely on Strategic Relationships to Generate Revenue

To be successful, we must establish and maintain strategic relationships with leaders in the manufacturing industry. This is critical to our success because we believe that these relationships will enable us to:

- Extend the reach of our distribution and services to the various participants in the veterinary industry;
- Obtain specialized expertise; and
- Generate revenue.

Entering into strategic relationships is complicated because some of our current manufacturers may decide to compete with us in the future. In addition, we may not be able to establish relationships with key participants in the veterinary distribution industry if we have established relationships with competitors of such participants. Consequently, it is important that we are perceived as independent of any particular customer or partner.

We do not have written agreements with all of our manufacturers, and some of our agreements with manufacturers are not long-term and run for one year. We may not be able to renew our existing agreements on favorable terms or at all. If we lose the right to distribute products under such agreements, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from manufacturers that we fail to continue with and erode our market share.

Performance or Security Problems With Our Systems Could Damage Our Business

Our information systems are dependent on third party software, global communications providers, telephone systems and other aspects of technology and internet infrastructure that are susceptible to failure. Though we have implemented redundant systems and security measures, our customer satisfaction and our business could be harmed if we or our suppliers experience any system delays, failures, loss of data, outages, computer viruses, break-ins or similar disruptions. We currently process all customer transactions and data at our facilities in Omaha, Nebraska. Although we have safeguards for emergencies, including, without limitation, sophisticated back-up systems, the occurrence of a major catastrophic event or other system failure at either of our distribution facilities could interrupt data processing or result in the loss of stored data. This may result in the loss of customers or a reduction in demand for our services. Only some of our systems are fully redundant and although we do carry business interruption insurance, it may not be sufficient to compensate us for losses that may occur as a result of system failures. If disruption occurs, our profitability and results of operations may suffer.

We Face Significant Competition

The market for veterinary distribution services is intensely competitive, rapidly evolving and subject to rapid technological change. We compete with numerous vendors and distributors based on customer relationships, service and delivery, product selection, price and other capabilities. Some of our competitors have more customers, stronger brand recognition or greater financial resources than we do. Many of our competitors have comparable product lines, technical experience, distribution strategies and financial resources. These organizations may be better known and have more customers. We may be unable to compete successfully against these organizations.

Many of our competitors have distribution strategies that directly compete with us. We have many competitors including Animal Health International, Inc., Butler Animal Health Supply, LLC, Lextron Animal Health, Inc., MWI Veterinary Supply Co., Webster Veterinary Supply, IVESCO LLC and other national, regional, local, and specialty distributors.

In addition, we expect that companies and others specializing in the veterinary products industry will offer competitive products. Some of our large manufacturers/suppliers also may compete with us through direct marketing and sales of their products. Increased competition could result in price reductions, decreased revenue, and lower profit margins; loss of market share; and increased marketing expectations. These and other competitive factors could materially and adversely affect the Company's results of operations.

These factors affect our purchasing practices and operation of our business. Some of our competitors are consolidating to create integrated delivery systems with greater market presence. These competitors may try to use their market power to negotiate price reductions with the manufacturers. If we were forced to reduce our prices, our operating results would suffer. As the veterinary distribution industry consolidates, competition for customers will become more intense.

It is Unlikely We Will Pay Dividends

We have never declared or paid any cash dividends on our common stock. While our Articles of Incorporation and Bylaws allow the payment of dividends, we currently intend to retain any future earnings for funding the growth of our business and repayment of existing indebtedness, and therefore, we do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In addition, our loan agreements restrict us from paying such dividends.

We May Not Be Able To Raise Needed Capital In the Future

To the extent that our existing sources of cash, plus any cash generated from operations, are insufficient to fund our activities, we may need to raise or borrow additional funds. If we issue additional stock to raise capital, your percentage of ownership in us would be reduced. Holders of debt would have rights, preferences or privileges senior to those you possess as a holder of our common stock. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us. In addition, if we borrow money, we will incur interest charges, which could negatively impact our profitability.

Our Substantial Leverage Could Harm Our Business By Limiting Our Available Cash and Our Access To Additional Capital

As of July 31, 2008, our total long-term debt (excluding current portions) was approximately $3.8 million, and we had $12.9 million outstanding under our revolving credit facility and an additional $27.1 million of borrowing capacity available under such facility. Our degree of leverage could have important consequences for you, including the following:

- it may limit our and our subsidiaries' ability to obtain additional funds for working capital, capital expenditures, debt service requirements, or other purposes on favorable terms or at all;
- a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and thus will not be available for other purposes, including operations, capital expenditures and future business opportunities;
- it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to those of our competitors that are less leveraged;
- we may be more vulnerable than a less-leveraged company to a downturn in general economic conditions or in our business; or
- we may be unable to carry out capital spending that is important to our growth.

Our credit agreements contain covenants, among other things, that restrict our and our subsidiaries' ability to incur additional indebtedness; pay dividends or make other distributions; make certain investments; use assets as security in other transactions; and sell certain assets or merge with or into other companies. In addition, we are required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect our ability to comply with these provisions, and we or our subsidiaries may not be able to meet those ratios and tests. The breach of any of these covenants would result in a default under our credit agreement and the lender could elect to declare all amounts borrowed under the applicable agreement, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and the notes.

Our Variable Rate Indebtedness Subjects Us To Interest Rate Risk, Which Could Cause Our Debt Service Obligations To Increase Significantly

Certain of our borrowings, primarily borrowings under our revolving line of credit, are at variable rates of interest and expose us to interest rate risk based on market rates. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease. Our variable rate debt for the year ended July 31, 2008 was approximately $12.9 million with related interest expense of $1.1 million. A 1% increase in the average interest rate would increase future interest expense by approximately $204 thousand per year assuming an average outstanding balance under the revolving line of credit of $20.4 million.

We Rely Substantially On Third-Party Suppliers, and the Loss Of Products or Delays In Product Availability From One Or More Third-Party Suppliers Could Substantially Harm Our Business

We must contract for the supply of current and future products of appropriate quantity, quality and cost. Such products must be available on a timely basis and be in compliance with any regulatory requirements. Failure to do so could substantially harm our business.

We often purchase products from our suppliers under agreements that are of limited duration or can be terminated on a periodic basis. There can be no assurance, however, that our suppliers will be able to meet their obligations under these agreements or that we will be able to compel them to do so. Risks of relying on suppliers include:

- If an existing agreement expires or a certain product line is discontinued, then we would not be able to continue to offer our customers the same breadth of products and our sales and operating results would likely suffer unless we are able to find an alternate supply of a similar product.
- Current agreements, or agreements we may negotiate in the future, may commit us to certain minimum purchase or other spending obligations. It is possible we will not be able to create the market demand to meet such obligations, which would create an increased drain on our financial resources and liquidity.
- If market demand for our products increases suddenly, our current suppliers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements or new sources of supply and may result in substantial delays in meeting market demand. If we consistently generate more demand for a product than a given supplier is capable of handling, it could lead to large backorders and potentially lost sales to competitive products that are readily available. This also could require us to seek new sources of supplies.
- We may not be able to control or adequately monitor the quality of products we receive from our suppliers. Poor quality products could damage our reputation with our customers.
- Some of our third party suppliers are subject to ongoing periodic unannounced inspection by regulatory authorities, including the FDA, DEA, Environmental Protection Agency (EPA) and other federal and state agencies for compliance with strictly enforced regulations, and we do not have control over our suppliers' compliance with these regulations and standards. Violations could potentially lead to interruptions in supply that could cause us to lose sales to readily available competitive products.

Potential problems with suppliers such as those discussed above could substantially decrease sales, lead to higher costs and damage our reputation with our customers due to factors such as poor quality goods or delays in order fulfillment, which may result in decreased sales of our products and substantially harm our business.

We Rely Upon Third Parties to Ship Products to Our Customers and Interruptions in Their Operations Could Harm Our Business, Financial Condition and Results of Operations

We use UPS and FedEx as our primary delivery services for our air and ground shipments of products to our customers. If there were any significant service interruptions, there can be no assurance that we could engage alternative service providers to deliver these products in either a timely or cost-efficient manner, particularly in rural areas where many of our customers are located. Any strikes, slowdowns, transportation disruptions or other adverse conditions in the transportation industry experienced by any of our delivery services could impair or disrupt our ability to deliver our products to our customers on a timely basis and could have a material adverse effect upon our customer relationships, business, financial condition and results of operations. In addition, any increase in the shipping costs, including fuel surcharge, could have an adverse effect on our financial condition and results of operations.

We Are Exposed To Potential Risks From Legislation Requiring Companies To Evaluate Controls Under Section 404 Of The Sarbanes-Oxley Act Of 2002

We have evaluated and tested our internal controls in order to allow management to report on and attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). We have incurred, and expect to incur expenses and a diversion of management's time to meet the requirements of Section 404. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be required to disclose material weaknesses if they develop or are uncovered and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. Any such action could negatively impact the perception of the Company and our business. In addition, our internal controls may not prevent or detect all error and fraud. A control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable assurance that the objectives of the control system will be met. Our registered independent public accounting firm is required to attest to our internal controls, as required by Section 404, for our fiscal year ending July 31, 2010.

Changes in the Veterinary Distribution Industry Could Adversely Affect Our Business

The veterinary distribution industry is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products and the Company is subject to regulation, either directly or indirectly, by the USDA, the FDA and the DEA. To the extent the political party in power changes, whether in the executive or legislative branch, the regulatory stance these agencies take could change. Our suppliers are subject to regulation by the USDA, the FDA, the DEA, and the EPA, and material changes to the applicable regulations could affect the supplier's ability to manufacture certain products which could adversely impact the Company's product supply. In addition, some of our customers may rely, in part, on farm and agricultural subsidy programs. Changes in the regulatory positions that impact the availability of funding of such programs could have an adverse impact on our customer's financial position which could lead to decreased sales.

These factors affect our purchasing practices and operations of our business. Some of our competitors are consolidating to create integrated delivery systems with greater market presence. These competitors may try to use their market power to negotiate price reductions with the manufacturers. If we were forced to reduce our prices, our operating results would suffer. As the veterinary distribution industry consolidates, competition for customers will become more intense.

Consolidation in the Veterinary Distribution Business and Veterinary Practices May Decrease Our Revenues and Profitability

The consolidation in the veterinary distribution business could result in existing competitors increasing their market share. This could lead to greater pricing power, decrease our Company's revenues and profitability, and increase the competition for our customers. Consolidation of the small, privately-held veterinary practices could result in an increasing number of larger veterinary practices, which could have increased purchasing leverage and the ability to negotiate lower product costs. This could reduce our operating margins and negatively impact our revenues and profitability. Any of these developments could result in increased marketing expenses and have a material adverse effect on our business, financial condition and results of operations.

Exclusivity Requirements and Failures to Continue Relationships With Vendors May Cause Us to Lose Access to Certain Products and Erode Our Market Share

We may not be able to establish or maintain our relationships with key vendors in the animal health industry if we have established relationships with competitors of these key vendors. We have written agreements with many of our vendors which includes Pfizer. Some of our agreements with our vendors are for one-year periods. Upon expiration, we may not be able to renew our existing agreements on favorable terms, or at all.

In addition, during our course of negotiation of these agreements, certain vendors may require us to distribute their products on an exclusive basis which could cause us to forego distributing competing products that may also be profitable. In this situation the Company may be forced to project future sales of competing products so that we can elect to distribute the product that we believe will be more profitable. The Company's projections may not be accurate, and we may be contractually prohibited from distributing products that gain market share at the expense of the products that we distribute. Competitors of ours could also obtain exclusive rights to market particular products which we would be unable to market. If we lose the right to distribute products under such agreements, or are required to exclusively distribute certain products at the expense of others that may be more profitable, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from vendors that we fail to continue with and erode our market share.

Our Business, Financial Condition And Results of Operations Depend Upon Maintaining Our Relationships With Vendors

We currently distribute more than 20,000 products sourced from more than 300 vendors. We currently do not manufacture any of our products and are dependent on these vendors for our supply of products. Our top two vendors, Pfizer, Fort Dodge Laboratories supplied products that accounted for approximately 48.3% of our product purchases for the fiscal year ended July 31, 2008.

Our ability to sustain our gross profits has been, and will continue to be, dependent in part upon our ability to obtain favorable terms and access to new and existing products from our vendors. These terms may be subject to changes from time to time by vendors, such as changing from a "buy/sell" to an agency relationship, or from an agency to a "buy/sell" relationship. In a "buy/sell" transaction, we purchase or take inventory of products from our vendors. Under an agency relationship, when we receive orders for products from a customer, we transmit the order to the vendor who then picks, packs and ships the products. Any changes from "buy/sell" to agency or from agency to "buy/sell" could adversely affect our revenues and operating income. The loss of one or more of our large vendors, a material reduction in their supply of products or material changes in the terms we obtain from them could have a material adverse effect on our business, financial condition and results of operations.

Some of our current and future vendors may decide to compete with us in the future by pursuing or increasing their efforts in direct marketing and sales of their products. These vendors could sell their products at lower prices and maintain a higher gross margin on their product sales than we can. In this event, veterinarians or animal owners may elect to purchase animal health products directly from these vendors. Increased competition from any vendor of animal health products could significantly reduce our market share and adversely impact our financial results.

In addition, we may not be able to establish relationships with key vendors in the animal health industry if we have established relationships with competitors of these key vendors. We have written agreements with several of our vendors. Some of our agreements with vendors are for one-year periods. Upon expiration, we may not be able to renew our existing agreements on favorable terms, or at all. If we lose the right to distribute products under such agreements, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from vendors that we fail to continue with and erode our market share.

An Adverse Change in Vendor Rebates Could Negatively Affect Our Results of Operation

The terms under which we purchase animal health products from several vendors entitle us to receive a rebate based upon the attainment of certain growth goals. If market conditions deteriorate or other factors outside of our control change, vendors may adversely change the terms of some or all of these rebate programs and there can be no assurance as to the amount of rebates that we will receive in any given year. The occurrence of any of these events could have an adverse impact on our results of operations, and as a result, you may not receive a rebate under our annual program.

Our Quarterly Operating Results May Fluctuate Significantly

Our quarterly revenues and operating results have varied significantly in the past and may continue to do so in the future. Rebates received from vendors have historically been the greatest during the quarter ending January 31. The timing of the receipt of our revenues is directly tied to the buying patterns of veterinarians related to certain medical procedures performed on production animals during the spring and fall months. These buying patterns also can be affected by vendors' and distributors' marketing programs launched during the summer months, which can result in veterinarians purchasing products earlier than they are needed. This kind of early purchasing may reduce our sales in the months these purchases would have otherwise been made.

If We Fail to Comply With or Become Subject to More Onerous Government Regulations, Our Business Could be Adversely Affected

The veterinary distribution industry is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products, and the Company is subject to regulation, either directly or indirectly, by the USDA, the FDA, the EPA, and the DEA and state boards of pharmacy. The regulatory stance these agencies take could change. Our suppliers are subject to regulation by the USDA, the FDA, the DEA, and the EPA, and material changes to the applicable regulations could affect the supplier's ability to manufacture certain products which could adversely impact the Company's product supply. In addition, some of our customers may rely, in part, on farm and agricultural subsidy programs. Changes in the regulatory positions that impact the availability of funding for such programs could have an adverse impact on our customers' financial positions which could lead to decreased sales.

On June 13, 2006, the FDA announced a new rule that would require pharmaceutical wholesalers to track who handles the drugs that they distribute. Under this new rule, the Company would have to supply a "pedigree" which is tracing every entity that has handled the drugs since they left the manufacturer. We strive to maintain compliance with the new pedigree requirements and other laws and regulations. However, if we are unable to maintain our active compliance with these laws and regulations, we could be subject to substantial fines or other restrictions on our ability to provide competitive distribution services, which could have an adverse impact on our financial condition.

We cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws will not be adopted or become applicable to us or the products that we distribute or dispense. We cannot assure you that the vendors of products that may become subject to more stringent laws will not try to recover any or all increased costs of compliance from us by increasing the prices at which we purchase products from them, or, that we will be able to recover any such increased prices from our customers. We also cannot assure you that our business and financial condition will not be materially and adversely affected by future changes in applicable laws and regulations.

UNRESOLVED STAFF COMMENTS

None.

PROPERTIES

Headquarters in Omaha, Nebraska

The Company owns a building that serves as its corporate headquarters and is nearly 100,000 square feet of open warehouse space and 40,000 square feet of finished office area. The building is a facility the Company constructed and completed in late 1999 and is located on 9.6 acres of land in a newly developed industrial subdivision of Omaha, Nebraska. The building and the land is subject to a first mortgage held by First National Bank of Omaha. In October 2002 the Company purchased 10 acres of land adjacent to the current corporate facility in Omaha, Nebraska for approximately $808 thousand in order to provide the Company with land available for future expansion of its Omaha facility.

York, Pennsylvania

On March 15, 2002, the Company signed a lease agreement with Kinsley Equities II Limited Partnership for 70,000 square feet of warehouse space in York, Pennsylvania. The initial term of the lease was five years. The Company uses this facility to ship products to its customers in that geographical area of the United States. In June 2003, the Company exercised an option to lease an additional 17,500 square feet of space in the York facility for a total of 87,500 square feet of leased space. In January 2007, the Company and Kinsley Equities II Limited Partnership extended the lease term from July 31, 2007 to July 31, 2010.

Hereford, Texas

Effective October 1, 2005, the Company entered into an agreement to lease approximately 15,625 square feet with two individuals who are residents of the State of Texas. Pursuant to the lease, the Company leases the premises located in a building, which contains approximately 15,625 rentable square feet, in Hereford, Texas. The lease has an initial term of five years, ending on September 30, 2010. The Company also has the option to renew the initial term of the lease for two successive three year periods by providing the landlord notice of its election to renew thirty days prior to the commencement of such renewal term. The Company uses the premises for storing and warehousing veterinary products.

Management believes that our existing facilities are and will be adequate for the conduct of our business during the next fiscal year.

LEGAL PROCEEDINGS

The Company is not currently a party to any material pending legal proceedings and has not been informed of any claims that could have a material adverse effect on its financial position or results of operations.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended July 31, 2008.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

There is no established public trading market for the Company's common stock. Ownership of the Company's stock is limited to licensed, practicing veterinarians or any lawful form of business entity established to deliver veterinary services and/or products in which all medical decisions are made by licensed veterinarians (such as a partnership or corporation). Each veterinarian shareholder is limited to ownership of one share of stock, which is purchased at the fixed price of $3,000. The share of stock may not be sold, assigned, or otherwise transferred, except back to the Company at the same $3,000 price. On September 30, 2008, there were 2,026 record holders of the Company's common stock.

Shareholders have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock other than optional redemption by the Company set forth in the Articles of Incorporation and Bylaws. The Company does not have any preferred stock authorized and has not issued any stock options, stock option plans, warrants, or other outstanding rights or entitlements to common stock.

The Company has never declared or paid any cash dividends on the common stock. The Company intends to retain any future earnings for funding growth of the Company's business and therefore does not currently anticipate paying cash dividends in the foreseeable future. The Company has not sold any common stock which was not registered under the Securities Act of 1933 within the past three fiscal years ended July 31, 2008.

Under its Articles of Incorporation, the Company may repurchase shares of any shareholder who is no longer a veterinarian or veterinary clinic or owes money to the Company and fails to make required payments. The Company may, but is not obligated to repurchase the stock. The redemption amount is the original purchase price of the stock paid by the shareholder. There is no expiration date for repurchase. Since the Company's inception, each shareholder has been entitled to request that his, her, or its share be redeemed in accordance with the Articles of Incorporation and Bylaws.

During the fourth quarter ended July 31, 2008, the Company repurchased two (2) shares of its common stock as set forth in the following table:

Purchases of Equity Securities by the Company and Affiliated Purchasers:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs[(1)]
May 1 – May 31, 2008	-	$ 3,000	-	2,039
June 1 – June 30, 2008	1	$ 3,000	-	2,038
July 1 – July 31, 2008	1	$ 3,000	-	2,037
Total:	2	$ 3,000	-	2,037

(1) The maximum number of shares that may be purchased by the Company varies from time to time due to the on-going redemption of shares.

SELECTED FINANCIAL DATA

The following table presents selected financial data for the Company for each of the five years ended July 31, 2008. The historical selected financial data are derived from the Company's Financial Statements included elsewhere in this report and should be read in conjunction with those financial statements and notes thereto. All amounts are in thousands except per share data.

	2004 (Restated)	2005	2006	2007	2008
Net sales and other revenues	$ 335,421	$ 387,249	$ 368,926	$ 342,699	$ 339,838
Operating income	$ 5,292	$ 4,610	$ 5,089	$ 5,500	$ 3,808
Net income	$ 2,978	$ 2,536	$ 2,392	$ 2,384	$ 1,428
Income per share:					
Operating income	$ 4,421.11	$ 3,677.01	$ 3,611.71	$ 2,697.47	$ 1,860.88
Net income	$ 2,487.77	$ 2,022.61	$ 1,697.62	$ 1,169.27	$ 697.92
Redeemable common shares outstanding used in the calculation	1,197	1,254	--	--	--
Common shares outstanding used in the calculation	--	--	1,409	2,039	2,046
Total assets	$ 84,751	$ 85,266	$ 76,399	$ 88,244	$ 81,194
Total long-term obligations	$ 5,982	$ 5,109	$ 5,375	$ 6,761	$ 6,620
Total number of shares subject to mandatory redemption(1)	716	731	--	--	--
Total number of common shares	--	--	2,042	2,068	2,037
Total number of redeemable common shares(1)	1,236	1,288	--	--	--

(1) For additional information on the Company's shares, see Note 5 to the 2008 Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes that are included in this annual report.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements. Forward-looking statements are contained principally in the sections entitled "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

- the current economic environment affecting the Company and the markets it serves;
- sources of revenues and anticipated revenues, including the contribution from the growth of new products and markets;
- estimates regarding the Company's capital requirements and its need for additional financing;
- the Company's ability to attract customers and the market acceptance of its products;
- our ability to establish relationships with suppliers of products; and
- plans for future products and services and for enhancements of existing products and services.

In some cases, you can identify forward-looking statements by terms such as "may," "intend," "might," "will," "should," "could," "would," "expect," "believe," "estimate," "predict," "potential," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these statements. We discuss many of these risks in this Annual Report on Form 10-K in greater detail under the heading "Risk Factors." Also, these statements represent our estimates and assumptions only as of the date of this Annual Report on Form 10-K, and we undertake no obligation to publicly update or revise these forward-looking statements.

Overview

Professional Veterinary Products, Ltd. provides distribution services of animal health products through three business segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of animal health products. The Logistics Services segment provides logistics and distribution service operations for animal health vendors in business-to-business type transactions. The Direct Customer Services segment is a supplier of animal health products to the producer or consumer.

The Company's Wholesale Distribution segment comprises the majority of its operations, representing approximately 84% of net sales and other revenue in fiscal 2008. Revenues are primarily earned by distributing products to veterinarians or veterinary practices. The main factor that impacts net sales is the Company's ability to offer a broad product line through excellent and knowledgeable customer service. For 2008, the Direct Customer Services segment represented approximately 16% of net sales and other revenues.

The Company's revenues increased from $298.9 million in fiscal year 2003 to $368.9 million in fiscal year 2006. In fiscal year 2007, revenues decreased by $26.2 million to $342.7 million, and in fiscal year 2008, decreased further by $2.9 million to $339.8 million. The Company distributes a majority of its products to shareholders but over time has increased its sales to non-shareholders. In fiscal year 2008, net sales and other revenue to shareholders totaled $220.5 million or 65% of total consolidated net sales and other revenue.

The Company's long-term strategy is to utilize competitive pricing with operational efficiencies to compete in today's marketplace. To further this strategy, the Company is developing a pricing strategy with forecasting and predictive modeling capabilities, which the Company anticipates will allow it to respond to the continually changing market conditions.

The Company has historically provided annual rebates to its shareholders. In fiscal 2007, the rebates were approximately $3.0 million. In fiscal 2008, management determined that no rebate would be used and that it is in the Company's best interest to retain net income for on-going business needs, rather than shareholder rebates.

We believe that there is likely to be consolidation of the many small privately owned veterinary clinics, which will result in an increasing number of larger veterinary practice business units. As a result, we expect that the larger veterinary practices will have increased purchasing leverage and will negotiate for lower product costs which will reduce margins at the distribution level and impact Company revenue and net income.

Current Assets

Current assets decreased by $5.8 million to $68.2 million for fiscal year 2008 compared to $74.0 million for the previous year. This decrease was primarily due to a decrease in accounts receivable of $0.2 million and a decrease in inventory of $7.2 million, which resulted from an increase in cash receipts from customers and a decrease in product purchased from vendors. Offsetting this decrease was an increase in cash of $0.9 million and an increase in prepaid expenses of $0.7 million.

Current Liabilities

Current liabilities decreased by $8.3 million to $51.0 million for fiscal year 2008 compared to $59.3 million for the previous year. This decrease was primarily due to a decrease in accounts payable of $8.6 million resulting from decreased year end inventory levels and a decrease in other current liabilities of $0.7 million. Offsetting this decrease was an increase in the notes payable of $0.9 million.

Results of Operations

The following discussion is based on the historical results of operations for fiscal 2008, 2007 and 2006.

Summary Consolidated Results of Operations Table

	July 31, 2008	July 31, 2007	July 31, 2006
		(In Thousands)	
Net sales and other revenue	$ 339,838	$ 342,699	$ 368,926
Cost of sales	295,596	301,122	328,961
Gross profit	44,242	41,577	39,965
Operating, general and administrative expenses	40,434	36,077	34,876
Operating income	3,808	5,500	5,089
Interest expense, net	(1,061)	(1,676)	(1,320)
Equity in earnings of unconsolidated affiliate	53	116	142
Loss on the sale of unconsolidated affiliate	(571)	-	-
Other income (expense)	1	(81)	(21)
Income before taxes	2,230	3,859	3,890
Income tax expense	802	1,475	1,498
Net income	$ 1,428	$ 2,384	$ 2,392
Beginning retained earnings	16,507	14,123	11,731
Ending retained earnings	$ 17,935	$ 16,507	$ 14,123

Net sales and other revenue were $339.8 million in 2008, $342.7 million in 2007 and $368.9 million in 2006. The decrease in net sales and other revenue in 2008 over 2007 resulted primarily from a decrease in sales to existing customers of $12.8 million. For the purpose of calculating revenue growth rates of new and existing customers, the Company has defined a new customer as a customer that did not purchase product from the Company in the corresponding prior fiscal year, with the remaining customer base being considered an existing customer. Of this decrease, $4.3 million resulted from the termination of the logistical services agreement with SERVCO effective June 30, 2008. Partially offsetting this decrease were increases in sales to new customers of $6.1 million and in agency commission of $0.8 million. No rebate was paid in fiscal 2008, compared to rebate of $3.0 million issued in fiscal 2007. The rebate, if any, is netted against sales and accounts receivable on the Company's financial statements.

The decrease in net sales and other revenue in 2007 over 2006 resulted primarily from a decrease in sales to existing customers of $40.2 million of which $21.5 million is a result of a vendor contract change. This change moved previously invoiced sales to a commission-based agency relationship. Under an agency relationship, when the Company receives orders for products from a customer, the Company transmits the order to the vendor, who then picks, packs, ships, invoices and collects for the products ordered. Partially offsetting this decrease was an increase in sales to new customers of $11.3 million. The Company's shareholder rebate decreased $2.7 million, compared to the prior period.

Cost of sales were $295.6 million in 2008, $301.1 million in 2007 and $329.0 million in 2006. The decrease in cost of sales in 2008 over 2007 resulted primarily from a decrease in cost of goods sold of $5.5 million and an increase in vendor sales and purchase incentives of $2.7 million. Partially offsetting this decrease was an increase in freight expense of $2.8 million. The cost of sales sold includes the Company's inventory product cost and freight costs less vendor purchase and sales incentives. Vendor sales and purchase incentives are recorded based on the terms of the contracts or programs with each vendor. Vendor sales and purchase incentives are classified in the accompanying consolidated statements of income as a reduction to cost of sales sold at the time of the performance measures are achieved. The decrease in cost of sales in 2007 over 2006 resulted primarily from a decrease in cost of goods sold of $29.5 million, a decrease in freight expense of $0.5 million, and a decrease in vendor sales and purchase incentives earned by the Company of $2.2 million.

Gross profit was $44.2 million in 2008, $41.6 million in 2007 and $40.0 million in 2006. The increase in gross profit in 2008 over 2007 resulted primarily from an increase in vendor sales and purchase incentives of $2.7 million. The increase in gross profit in 2007 over 2006 resulted primarily from an increase in agency sales commission of $1.8 million.

Operating, general and administrative expenses were $40.4 million in 2008, $36.1 million in 2007 and $34.9 million in 2006. The increase in operating, general and administrative expenses in 2008 over 2007 resulted primarily from an increase in the following: payroll, payroll taxes, and employee benefits of $1.6 million, computer supplies and support expense of $0.9 million, professional services of $0.9 million, employee reimbursed expenses of $0.3 million, depreciation expense $0.3 million, director's fees and expenses of $0.1 million, employee education of $0.1 million, communication expense of $0.1 million, and credit card fees of $0.1 million. The increases in operating, general and administrative expenses resulted from the Company's investment in technology to increase value to our customers and to the Company. The increase in operating, general and administrative expenses in 2007 over 2006 resulted primarily from an increase in payroll, payroll taxes, and employee benefits of $0.4 million, an increase in general marketing expense of $0.5 million, an increase in employee mileage expense of $0.4 million, and an increase in pharmacy fees of $0.2 million. Partially offsetting this increase were decreases in equipment expense of $0.1 million, computer support expense of $0.1 million, and operating supplies expense of $0.1 million.

Operating income was $3.8 million in 2008, $5.5 million in 2007 and $5.1 million in 2006. The decrease in operating income in 2008 over 2007 resulted primarily from an increase in operating, general and administrative expenses of $4.4 million. Offsetting this decrease was an increase in gross profit margin of $2.7 million. The increase in operating income in 2007 over 2006 resulted primarily from an increase in the gross profit margin of $1.6 million. Offsetting this increase was an increase in operating, general and administrative expenses of $1.2 million.

The Company's other income and interest (expense) was $(1.6) million in 2008, $(1.6) million in 2007 and $(1.2) million in 2006. The Company's other income and interest (expense) in 2008 over 2007 remained unchanged. The decrease in interest (expense) in 2008 over 2007 resulted primarily from a decrease in interest expense of $557 thousand which was due to a lower average interest rate in the period on outstanding debt. The increase in interest income in 2008 over 2007 resulted primarily from an increase in interest income of $58 thousand, which was a result of finance charges on past due accounts receivable. The sale of the SERVCO stock on July 14, 2008 resulted in a decrease in equity earnings of unconsolidated affiliates of $63 thousand in 2008 and an increase in the (loss) on the sale of unconsolidated affiliate of $571 thousand. The increase in the Company's other income and interest (expense) in 2007 over 2006 resulted primarily from an increase in interest expense of $247 thousand, which was due principally on outstanding debt, a decrease in the finance charges on past due accounts receivable of $109 thousand, a decrease to other income primarily attributable to assets sold of $60 thousand, and a decrease in equity earnings of unconsolidated affiliate of $26 thousand.

Contractual Obligations and Commitments

The Company's contractual obligations (in thousands) at July 31, 2008 mature as follows:

	PAYMENTS DUE BY PERIOD				
	Total	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Loans payable to banks	$ 12,860	$ 12,860	$ -	$ -	$ -
Operating lease commitments	1,430	730	700	-	-
Supplemental Executive Retirement Plan	2,193	115	462	462	1,154
Long-term debt obligations (including current portion)(1)	5,553	663	1,990	1,990	910
Total contractual obligations(2)	$ 22,036	$ 14,368	$ 3,152	$ 2,452	$ 2,064

(1) Interest payments due on long-term debt for less than 1 year are $293, 1-3 years are $697, 3-5 years are $379, and after 5 years are $47.

(2) See Notes 7 and 10 of the Consolidated Financial Statements for additional information.

The Company's Bylaws allow the Company to repurchase stock upon receipt of written notice from a shareholder requesting redemption of his, her, or its stock. The Company may, but is not obligated to repurchase the stock. The redemption amount is the original purchase price of the stock paid by the shareholder.

Operating Segments

The Company has three reportable segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of animal health products. This segment distributes products primarily to licensed veterinarians or business entities comprised of licensed veterinarians.

The Logistics Services segment provides logistics and distribution service operations for animal health vendors in business-to-business type transactions. The Logistics Services segment distributes products primarily to other animal health companies.

The Direct Customer Services segment is a supplier of animal health products to the producer or consumer. Animal health products are shipped to locations closer to the final destination. The segment's trucking operations transport the products directly to the producer or consumer.

The Company's reportable segments are strategic business units that serve different types of customers in the animal health industry. The separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. See Note 11 of the Company's 2008 Consolidated Financial Statements for additional quantitative segment information.

The following table summarizes the Company's operations by business segment:

	Year Ended		
	July 31, 2008	July 31, 2007 (in thousands)	July 31, 2006
NET SALES AND OTHER REVENUE			
Wholesale Distribution	$ 338,376	$ 338,535	$ 367,288
Logistics Services	1,452	306	426
Direct Customer Services	63,532	57,085	50,412
Eliminations	(63,522)	(53,227)	(49,200)
Consolidated Total	**$ 339,838**	**$ 342,699**	**$ 368,926**
COST OF SALES			
Wholesale Distribution	301,511	303,949	333,513
Logistics Services	1,495	258	380
Direct Customer Services	55,780	50,001	43,387
Eliminations	(63,190)	(53,086)	(48,319)
Consolidated Total	**$ 295,596**	**$ 301,122**	**$ 328,961**
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES			
Wholesale Distribution	33,045	29,106	28,768
Logistics Services	-	-	-
Direct Customer Services	7,389	6,971	6,108
Eliminations	-	-	-
Consolidated Total	**$ 40,434**	**$ 36,077**	**$ 34,876**
BUSINESS SEGMENT ASSETS			
Wholesale Distribution	$ 80,392	$ 87,297	$ 75,649
Logistics Services	351	394	346
Direct Customer Services	14,906	13,075	10,832
Eliminations	(14,455)	(12,522)	(10,428)
Consolidated Total	**$ 81,194**	**$ 88,244**	**$ 76,399**

Wholesale Distribution

Net sales and other revenue for our wholesale distribution segment were $338.4 million in 2008, $338.5 million in 2007 and $367.3 million in 2006. The decrease in net sales and other revenue in 2008 over 2007 resulted primarily because of a decrease in sales to existing customers of $14.8 million. Of this decrease $3.2 million was a result of the termination of the logistical services agreement with SERVCO effective June 30, 2008. Partially offsetting this decrease was an increase in sales to new customers of $0.5 million, an increase in sales in consolidated affiliates of $10.1 million, an increase in agency commission of $0.7 million, an increase in equity earnings of consolidated affiliates of $0.2 million, and an increase in miscellaneous income of $0.2 million. The Company's shareholder rebate decreased $3.0 million, compared to the prior fiscal year-end, which is netted against sales and accounts receivable on the Company's financial statements. The decrease in net sales and other revenue in 2007 over 2006 resulted primarily because of a decrease in sales to existing customers of $39.6 million of which $21.5 million was a result of vendor contract changes, a decrease in sales of unconsolidated affiliates of $2.3 million, and a decrease in equity earnings in consolidated affiliates of $0.7 million. Partially offsetting this decrease was an increase in sales to new customers of $4.2 million, an increase in sales to consolidated affiliates of $4.8 million, an increase in agency commission of $1.8 million, and an increase in miscellaneous income of $0.3 million. The Company's shareholder rebate decreased $2.7 million, compared to the prior fiscal year-end, which is netted against sales and accounts receivable on the Company's financial statements.

Cost of sales were $301.5 million in 2008, $303.9 million in 2007 and $333.5 million in 2006. The decrease in cost of sales in 2008 over 2007 resulted primarily from a decrease in cost of goods sold of $3.4 million and an increase in vendor sales and purchase incentives of $2.3 million. Partially offsetting this decrease was an increase in freight expense of $3.3 million. The cost of sales includes the Company's inventory product cost and freight costs less vendor purchase and sales incentives. The decrease in cost of sales in 2007 over 2006 resulted primarily from a decrease in cost of goods sold of $30.4 million, a decrease in freight expense of $0.6 million, and a decrease in vendor sales and purchase incentives earned by the Company of $1.4 million.

Gross profit for our wholesale distribution segment was $36.9 million in 2008, $34.6 million in 2007 and $33.8 million in 2006. The increase in gross profit in 2008 over 2007 resulted primarily from an increase in vendor sales and purchase incentives of $2.3 million. The increase in gross profit in 2007 over 2006 resulted primarily from an increase in agency commission of $1.8 million and a decrease in freight expense of $0.6 million. This increase was offset primarily due to a decrease in vendor sales and purchase incentives of $1.4 million.

Operating, general and administrative expenses for our wholesale distribution segment were $33.1 million in 2008, $29.1 million in 2007 and $28.8 million in 2006. The increase in operating, general and administrative expense in 2008 over 2007 resulted primarily from an increases in the following: payroll, payroll taxes, and employee benefits of $0.9 million, professional services of $0.9 million, computer support and supplies expense of $0.9 million, depreciation expense of $0.2 million, director's fees and expense of $0.1 million, employee education of $0.1 million, employee reimbursed expenses of $0.1 million, communication expense of $0.1 million, credit card fees of $0.1 million as well as a decrease in billable marketing income of $0.6 million. The increases in operating, general and administrative expenses resulted from the Company's investment in technology in order to increase value to our customers and to the Company. The increase in operating, general and administrative expense in 2007 over 2006 resulted primarily from an increase in payroll, payroll taxes, and employee benefits of $0.4 million. This increase was offset primarily due to a decrease in credit card fees of $0.1 million.

Operating income for our wholesale distribution segment was $3.8 million in 2008, $5.5 million in 2007 and $5.0 million in 2006. The decrease in operating income from 2008 over 2007 resulted primarily from an increase in operating, general and administrative expenses of $4.0 million. Offsetting this decrease was an increase in gross profit margin of $2.3 million. The increase in operating income from 2007 over 2006 resulted primarily from an increase in gross profit margin of $0.8 million. Offsetting this increase was an increase in operating, general and administrative expenses of $0.3 million.

Assets decreased by $6.9 million to $80.4 million for fiscal year 2008 compared to $87.3 million for the previous year. This decrease was primarily due to a decrease in inventory of $8.7 million and a decrease in accounts receivable of $0.7 million of which was a result of an increase in cash receipts from customers and a decrease in product purchased from vendors. Partially offsetting this decrease was an increase in cash of $1.1 million, an increase in the cash value of life insurance of $.5 million, and an increase in income of consolidated affiliates of $.3 million.

Logistics Services

Net sales and other revenue for our logistic services segment were $1.4 million in 2008, $306 thousand in 2007 and $426 thousand in 2006. The increase in net sales and other revenue in 2008 over 2007 resulted primarily due to an increase in sales to other animal health wholesalers for additional companion animal products purchased. The decrease in net sales and other revenue in 2007 over 2006 resulted primarily due to decreased sales to other animal health wholesalers.

Cost of sales for our logistics services segment were $1.5 million in 2008, $258 thousand in 2007 and $380 thousand in 2006. The increase in cost of sales in 2008 over 2007 resulted primarily from an increase in cost of goods sold of $1.2 million. The decrease in cost of sales in 2007 over 2006 resulted primarily from a decrease in cost of goods sold of $123 thousand.

Gross profit (loss) for our logistic services segment was $(43) thousand in 2008, $48 thousand in 2007 and $46 thousand in 2006. The decrease in gross profit (loss) in 2008 over 2007 resulted primarily due to the decrease in gross profit margin. During the period, the Company sold a group of products below cost to reduce excess inventory levels of those items. The increase in gross profit in 2007 over 2006 resulted primarily due to the increase in gross profit margin.

Operating, general and administrative expenses for our logistic services segment are nominal.

Operating income (loss) for our logistic services segment was $(43) thousand in 2008, $48 thousand in 2007 and $46 thousand in 2006. The decrease in operating income (loss) in 2008 over 2007 resulted primarily from a decrease in gross profit margin of $91 thousand. The increase in operating income in 2007 over 2006 resulted primarily from an increase in gross profit margin of $2 thousand.

Assets decreased by $43 thousand to $351 thousand for fiscal year 2008 compared to $394 thousand for the previous year. This decrease was primarily due to a decrease in accounts receivable.

Direct Customer Services

Net sales and other revenue for our direct customer services segment were $63.5 million in 2008, $57.1 million in 2007 and $50.4 million in 2006. The increase in net sales and other revenue in 2008 over 2007 resulted primarily from an increase in sales to new customers of $4.5 million and an increase in sales to existing customers of $1.9 million. The increase in net sales and other revenue in 2007 over 2006 resulted primarily from an increase in sales to new customers of $7.1 million. Partially offsetting this increase was a decrease in sales to existing customers of $0.4 million.

Cost of sales were $55.8 million in 2008, $50.0 million in 2007 and $43.4 million in 2006. The increase in cost of sales in 2008 over 2007 resulted primarily from an increase in cost of goods sold of $6.8 million. Partially offsetting this increase was a decrease in freight expense of $0.5 million, and an increase in vendor purchases and sales incentives earned by the Company of $0.5 million. The cost of sales includes the Company's inventory product cost and freight less vendor purchases and sales incentives. The increase in cost of sales in 2007 over 2006 resulted primarily from an increase in cost of goods sold of $5.7 million, an increase in freight expense of $0.1 million, and a decrease in vendor purchases and sales incentives earned by the Company of $0.8 million.

Gross profit for our direct customer services segment was $7.8 million in 2008, $7.1 million in 2007 and $7.0 million in 2006. The increase in gross profit in 2008 over 2007 resulted primarily from an increase in vendor sales and purchase incentives of $0.5 million and a decrease in freight expense of $0.5 million. Partially offsetting this increase was an increase in sales incentive discounts of $0.5 million. The increase in gross profit in 2007 over 2006 resulted primarily from an increase in purchase performance incentives of $0.1 million.

Operating, general and administrative expenses for our direct customer services segment were $7.4 million in 2008, $7.0 million in 2007 and $6.1 million in 2006. The increase in operating, general and administrative expenses in 2008 over 2007 resulted primarily from an increase in mileage reimbursement expense of $0.1 million and a decrease in billable marketing income of $0.3 million. The increase in operating, general and administrative expenses in 2007 over 2006 resulted primarily from an increase in mileage reimbursement expense of $0.4 million, an increase in credit card fees of $0.1 million, an increase in general marketing expense of $0.1 million, an increase in postage expense of $0.1 million, and an increase in vet of record commission of $0.1 million.

Operating income for our direct customer services segment was $0.4 million in 2008, $0.1 million in 2007 and $0.9 million in 2006. The increase in operating income in 2008 over 2007 resulted primarily from an increase in gross profit margin of $0.7 million. Offsetting this increase was an increase in operating, general and administrative expenses of $0.4 million. The decrease in operating income in 2007 over 2006 resulted primarily from an increase in operating, general and administrative expenses of $0.9 million. Offsetting this decrease was an increase in gross profit margin of $0.1 million.

Assets increased by $1.8 million to $14.9 million for fiscal year 2008 compared to $13.1 million for the previous year. This increase was primarily due to an increase in accounts receivable of $0.5 million and an increase in inventory of $1.6 million. Offsetting this increase was a decrease in cash of $0.2 million.

Seasonality in Operating Results

The Company's quarterly sales and operating results have varied in the past and will likely continue to do so in the future. Historically, the Company's livestock sales are seasonable with peak sales in the spring and fall. The cyclical nature is directly tied to certain medical procedures performed by veterinarians on livestock during these seasons.

In the last few years, the Company has been selling more companion animal related products. These products have a different seasonal nature which minimally overlaps the livestock business cycles. The net result is a reduction of the cyclical seasonal nature of the business. Minimizing the cyclical nature of the Company's business has allowed for more efficient utilization of all resources.

Liquidity and Capital Resources

The Company expends capital primarily to fund day-to-day operations and expand those operations to accommodate sales growth. It is necessary for the Company to expend necessary funds to maintain significant inventory levels in order to fulfill its commitment to its customers. Historically, the Company has financed its cash requirements primarily from short term bank borrowings and cash from operations. At July 31, 2008, there were no additional material commitments for capital expenditures other than as noted below.

The Company also expended significant funds in the lease and purchase of its facilities. The Company leases a total of 87,500 square feet from Kinsley Equities II Limited Partnership for warehouse space in York,

Pennsylvania. The payment for this lease is $29,895.83 per month. For additional information, see the section "Properties".

In April 2005, the Company signed a lease agreement with U.S. Bancorp Equipment Finance for voice picking equipment to be used in the Omaha, Nebraska and York, Pennsylvania facilities. The initial amount of the lease was $207,996, with interest at 6.19% and monthly payments of $6,346 through April 2008. This lease agreement was terminated in April 2008, and the Company has satisfied all of its obligations under this lease.

Effective October 1, 2005, the Company entered into a Lease with two individuals to lease approximately 15,625 rentable square feet, in Hereford, Texas. The initial amount of the lease is in the amount of $4,557 per month. For additional information on this lease, see the section titled "Properties".

In November 2006, the Company and its subsidiaries executed a Loan Agreement and related loan documents (collectively "Loan Documents") with First National Bank of Omaha (FNB), which replaced the Company's prior Loan Agreement with U.S. Bank. The obligations of the Company and its subsidiaries under the Loan Documents commenced November 16, 2006, and are joint and several. Pursuant to the terms of the Loan Documents, FNB may loan to the Company and its subsidiaries up to $44.7 million, which includes a $40 million revolving loan facility and a $4.7 million term loan facility. The proceeds of such loan facilities were used to repay existing indebtedness of the Company owed to U.S. Bank and provide working capital support.

The Term Note is amortized over a ten year period with a final maturity date of December 1, 2016. The interest rate is fixed at 7.35% per annum for the term of the note. Upon an event of default, the Term Note shall bear interest at the LIBOR Rate as determined by FNB plus 7.50% per annum. This Term Note may not be prepaid without obtaining the consent of FNB and payment of the prepayment fee as calculated therein. Installments of principal and interest in the amount of $55,282 are due on the first day of each month until and including November 1, 2016. On December 1, 2016, all unpaid principal and interest thereon shall be due and payable. As of July 31, 2008, the Company had $4.1 million outstanding on the Term Note.

FNB shall provide advances to the Company from the Revolving Note in the maximum aggregate amount of $40 million, which advances will be used as needed by the Company for working capital, through the termination date of December 1, 2009. Interest shall be paid at a variable rate, reset daily, equal to the LIBOR as determined by FNB plus (i) 1.25% per annum when the cash flow leverage ratio is less than or equal to 3.00 to 1.00 or (ii) 1.50% per annum when the cash flow leverage ratio is more than 3.00 to 1.00. Upon the event of default, the Revolving Note shall bear interest at the LIBOR as determined by FNB plus 7.50% per annum. As of July 31, 2008, the variable interest rate at which the Revolving Note accrued interest was 3.71%, and the Company had approximately $12.9 million outstanding thereunder.

The Loan Agreement imposes certain financial covenants, and the Company shall not, without the consent of FNB permit its minimum tangible net worth to be less than $17 million or its cash flow leverage ratio to be equal to or greater than 3.50 to 1.00. The loans may be accelerated upon default. Event of default provisions include, among other things, the Company's failure (i) to pay amounts when due and (ii) to perform any material condition or to comply with any material promise or covenant of the Loan Documents. The Revolving Note and Term Note are secured by substantially all of the assets of the Company and its subsidiaries, including the Company's headquarters in Omaha. We also currently are restricted from paying dividends by these credit facilities.

On December 27, 2006, the Company and Jelecos entered into a statement of work agreement for consulting services. Jelecos provides the Company with strategic technology consulting services including, but not limited to, project analysis, staffing analysis, product and process evaluation, capacity analysis and overall infrastructure analysis as related to current and future business objectives. The estimated monthly recurring fee is approximately $116,900.

On August 9, 2007, the Company and SERVCO agreed to an extension of the logistical services agreement through June 30, 2008. This agreement expired on June 30, 2008, and we subsequently sold our interests in SERVCO for $1.4 million. Refer to the section titled, "*BUSINESS – MARKETLink*" for additional information.

On March 21, 2008, the Company and Revenue Analytics entered into a statement of work agreement for consulting services through July 31, 2008. The Company partnered with Revenue Analytics to develop targeted pricing strategies, processes and monitoring capabilities at the customer segment level. The estimated monthly recurring fee is approximately $110,000 for four months. On August 6, 2008, the Company and Revenue Analytics entered into a second statement of work agreement for consulting services through December 31, 2008. The estimated monthly recurring fee is approximately $100,000 for five months.

Under its Bylaws, the Company may, in its discretion, decide to repurchase shares of common stock upon request for redemption by a shareholder.

Operating Activities. For the fiscal year ending July 31, 2008, net cash provided by operating activities of $0.7 million was primarily as a result of $0.2 million net decrease in receivables. For the fiscal year ending July 31, 2007, net cash consumed by operating activities of $5.2 million was primarily attributable to an increase in accounts receivable of $7.1 million and an increase in inventory of $7.4 million. These were partially offset by an increase of $3.3 million in accounts payable and an increase in other current liabilities of $1.5 million. For the fiscal year ending July 31, 2006, net cash consumed by operating activities of $0.9 million was primarily attributable to a decrease of $10.3 million in accounts receivable and $13.6 million in accounts payable. These were partially offset by an increase of $1.1 million in inventories.

Investing Activities. Net cash consumed by investing activities of $0.3 million was primarily attributable to an increase in investments in equipment, including the purchase of office, warehouse and computer equipment of $1.7 million. This was partially offset by the proceeds from the sale of unconsolidated affiliate for $1.4 million Net cash consumed by investing activities of $1.6 million in fiscal year ending July 31, 2007 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment. Net cash consumed by investing activities of $1.1 million in fiscal year ending July 31, 2006 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment.

Financing Activities. In the fiscal year ending July 31, 2008, net cash provided by financing activities of $0.5 million was primarily attributable to $0.9 million in net loan proceeds. This was partially offset by the payments of long-term debt and capital lease obligation of $0.4 million. In the fiscal year ending July 31, 2007, net cash provided by financing activities of $5.3 million was primarily attributable to $5.3 million in net loan proceeds. In the fiscal year ending July 31, 2006, net cash provided by financing activities of $2.4 million was primarily attributable to $2.3 million in net loan proceeds, and $0.1 million from net proceeds from the issuance of common stock.

Inflation

Most of our operating expenses are inflation-sensitive with inflation generally producing increased costs of operations. During the past three years, the most significant effects of inflation have been on employee wages and costs of products.

Off-Balance Sheet Arrangements

At July 31, 2008, the Company did not have any off-balance sheet arrangements.

Critical Accounting Policies

The Securities and Exchange Commission ("SEC") issued disclosure guidance for "critical accounting policies." The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period they are determined to be necessary. Actual results could differ from those estimates. Following are some of the Company's critical accounting policies impacted by judgments, assumptions and estimates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Revenue Recognition

The Company derives its revenues primarily from the sale of products and agency agreements. Revenues are recognized as product is received by the customer and related services are performed in accordance with all applicable revenue recognition criteria. For these transactions, the Company applies the provisions of the SEC Staff Accounting Bulletin No. 104, "Revenue Recognition." The revenue from the "buy/sell" transactions are recorded at gross. Agency sales are transactions presented on a net basis. The Company recognizes revenue when there is pervasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the contractual obligations are met, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

Inventories

Inventories consist substantially of finished goods held for resale and are valued at the lower of cost or market, not in excess of net realizable value. Cost is determined primarily by the weighted average cost method.

Major Customer, Major Suppliers and Credit Concentrations

Other financial instruments, which potentially subject the Company to concentrations of credit risk, are trade accounts receivable and trade payables. One customer comprised a significant individual receivable consisting of 15% of the Company's receivables at July 31, 2007. Two vendors comprised 41.1% and 7.2% of all purchases for fiscal year 2008. Two vendors comprised 41.5% and 6.7% of all purchases for fiscal year 2007.

Income Taxes

The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. For further discussion, see Note 6 to the Consolidated Financial Statements.

Goodwill and Other Intangible Assets

Beginning August 1, 2002, all goodwill amortization ceased in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 required the Company to evaluate its existing intangible assets and goodwill that were acquired in prior business purchase combinations, and to make any necessary reclassifications in order to conform to the new criteria in SFAS No. 141 "Business Combinations," for recognition apart from goodwill. The Company then had up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and the liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. The Company's policy is to perform its annual impairment testing for all reporting units as of the fourth quarter of each fiscal year.

Other identifiable intangible assets consist of the Company trademark and loan origination fees. Trademarks have an indefinite life and therefore are not amortized. Loan origination fees constitute the Company's identifiable intangible asset subject to amortization. Amortization of the loan origination fees is computed on a straight-line basis over the term of the related note. Amortization expense for the years ended July 31, 2008, 2007, and 2006 is included in interest expense on the Consolidated Statements of Income and Comprehensive Income.

Pension Accounting

On January 1, 2003, the Company adopted a Supplemental Executive Retirement Plan (SERP). The SERP is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. As of July 31, 2007, the Company adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* and in accordance therewith reflected the underfunded status of the plan in its balance sheet at such date. Prospectively, the Company adjusted the liability to reflect the current funded status of the plan. Any gains or losses that arose during the period but are not recognized as components of net periodic benefit cost was recognized as a component of other comprehensive income. The adoption of SFAS No. 158 resulted in the recognition of $642 of unrecognized actuarial losses which arose during the period ending July 31, 2008 and a corresponding increase in the defined benefit pension plan liability at July 31, 2008. Such unrecognized losses, net of deferred taxes of $257 were debited to other comprehensive income. The adoption of SFAS No. 158 resulted in the recognition of $646 of unrecognized actuarial losses which arose during the period ended July 31, 2007and a corresponding increase in the defined benefit pension plan liability at July 31, 2007. Such unrecognized losses, net of deferred taxes of $258 were debited to other comprehensive income. The adoption of SFAS No. 158 had no effect on the Company's consolidated statement of income for the period ended July 31, 2007.

For the year ended July 31, 2008 and 2007, benefits accrued and expensed were $344 and $343, respectively. The vested benefit obligation and accumulated benefit obligation were $2,474 and $2,729, respectively, at July 31, 2008 and $1,942 and $2,128, respectively, at July 31, 2007. The plan is an unfunded supplemental retirement plan and is not subject to the minimum funding requirements of the Employee Retirement Income Security Act (ERISA). While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $2,238 and $1,772 at July 31, 2008 and 2007, respectively. For further discussion, see Note 9 to the Consolidated Financial Statements.

New Accounting Pronouncements

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, which is an interpretation of Statement of Financial Accounting Standard (SFAS) No. 109, *Accounting for Income Taxes*, as of August 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in companies' financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. As a result, the Company applies a more-likely-than-not recognition threshold for all tax uncertainties. FIN 48 only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The adoption of FIN 48 had no effect on the Company's financial position, cash flows or results of operations. See Note 6 Income Taxes for additional details.

In December 2007, FASB issued SFAS No. 141(R), *Business Combinations – an amendment of FASB Statement No. 141*. This statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. This statement also establishes principles and requirements for how the acquirer recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. Lastly, this statement establishes principles and requirements for how the acquirer determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's financial position, cash flows or results of operations.

In December 2007, FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin (ARB) No. 51*. This statement improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's financial position, cash flows or results of operations.

In February 2008, the FASB Emerging Issues Task Force (EITF) issued EITF Issue No. 08-1, *Revenue Recognition for a Single Unit of Accounting*. This guidance applies to a single unit of accounting (consisting of either a single deliverable or multiple deliverables) within a revenue arrangement. However, if all of the deliverables within the unit of accounting are within the scope of other authoritative literature that provides attribution guidance then it would be acceptable to use a Multiple Attribution Model to account for a single unit of accounting consisting of a single deliverable. The staff at EITF recommends that this issue be effective for fiscal years beginning after December 15, 2008. The adoption of this issue is not expected to have material effect on the Company's financial position, cash flows or results of operations.

In May 2008, FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement will not result in a change in current practice. It is the Company (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. This statement is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The adoption of this statement is not expected to have a material effect on the Company's financial position, cash flows or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks primarily from changes in interest rates. The Company does not engage in financial transactions for trading or speculative purposes.

In November 2006, the Company and its subsidiaries executed a Loan Agreement and related loan documents (collectively "Loan Documents") with FNB, which replaced the Company's prior Loan Agreement with U.S. Bank. The obligations of the Company and its subsidiaries under the Loan Documents commenced November 16, 2006, and are joint and several. Pursuant to the terms of the Loan Documents, FNB may loan to the Company and its subsidiaries up to $44.7 million, which includes a $40 million revolving loan facility and a $4.7 million term loan facility. The proceeds of such loan facilities were used to repay existing indebtedness of the Company owed to U.S. Bank and provide working capital support.

The Term Note is amortized over a ten year period with a final maturity date of December 1, 2016. The interest rate is fixed at 7.35% per annum for the term of the note. Upon an event of default, the Term Note shall bear interest at the LIBOR Rate as determined by FNB plus 7.50% per annum. This Term Note may not be prepaid without obtaining the consent of FNB and payment of the prepayment fee as calculated therein. Payments with respect to the Term Note shall be as follows: (i) interest only in advance at the rate of $953 per day shall be due and payable for the period beginning on November 16, 2006 and ending on November 30, 2006 and (ii) one hundred nineteen (119) installments of principal and interest in the amount of $55,282 each shall be payable commencing on January 1, 2007 and continuing on the first day of each month until and including November 1, 2016. On December 1, 2016, all unpaid principal and interest thereon shall be due and payable. As of July 31, 2008, the Company had $4,137,431 outstanding on the Term Note.

The Company and its subsidiaries also executed a Revolving Note in the maximum aggregate amount of $40,000,000 and evidenced by a Revolving Note dated November 14, 2006. Advances will be used as needed by the Company for working capital, through the termination date of December 1, 2009. Interest shall be paid at a variable rate, reset daily, equal to the LIBOR Rate as determined by FNB plus (i) 1.25% per annum when the cash flow leverage ratio is less then or equal to 3.00 to 1.00 or (ii) 1.50% per annum when the cash flow leverage ratio is more than 3.00 to 1.00. Upon an event of default, the Revolving Note shall bear interest at the LIBOR Rate as determined by FNB plus 7.50% per annum. FNB advanced funds under the Revolving Note on November 16, 2006, which were wired to U.S. Bank, to repay the Company's obligations under the U.S. Bank Loan Agreement. As of July 31, 2008, the variable interest rate at which the Revolving Note accrued interest was 3.71% and the Company had approximately $12.9 million outstanding thereunder.

The interest payable on the Company's revolving line of credit is based on variable interest rates and is therefore affected by changes in the market interest rates. If interest rates on variable debt rose .37 percentage points (a 10% change from the interest rate as of July 31, 2008), assuming no change in the Company's outstanding balance under the line of credit (approximately $12.9 million as of July 31, 2008), the Company's annualized income before taxes and cash flows from operating activities would decline by approximately $48 thousand.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

ACCOUNTING AND FINANCIAL DISCLOSURE

On May 18, 2007, the Company's Audit Committee recommended to the Board of Directors the dismissal of Quick and McFarlin upon its completion of the audit and the filing of the Form 10-K for the fiscal year ending July 31, 2007 and the retention of BKD LLP ("BKD") as the Company's independent accountant for the fiscal year ending July 31, 2008. The Board of Directors approved the Audit Committee's recommendations, subject to acceptance by BKD of its engagement.

For the fiscal years ended July 31, 2006 and 2007, Quick & McFarlin's reports on such financial statements did not contain any adverse or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting policies. There were no disagreements with Quick & McFarlin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Quick & McFarlin, would have caused Quick & McFarlin to make reference to the subject matter of the disagreement in connection with its report, and there were no reportable events as described Item 304(a)(1)(v) of Regulation S-K.

The Company previously disclosed its change in accountants on a Current Report on Form 8-K dated May 18, 2007, and filed on May 24, 2007 with the SEC and an amendment to the Form 8-K filed on July 31, 2007.

CONTROLS AND PROCEDURES

The following report shall not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, unless the registrant specifically states that the report is to be considered "filed" under the Exchange Act or incorporates it by reference into a filing under the Securities Act or the Exchange Act:

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; (iii) provide reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and (iv) provide reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions may occur or the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of July 31, 2008. This assessment is based on the criteria for effective internal control described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that our internal control over financial reporting was effective as of July 31, 2008.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's Report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only Management's Report in this annual report.

Changes in Internal Controls

During the quarter ended July 31, 2008, there were no significant changes in our internal control over financial reporting that have materially affected or that are reasonably likely to affect the Company's internal control over financial reporting, the Company took no corrective actions regarding our internal controls, and the Company is not aware of any other factors that could significantly affect these controls.

Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Section 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act")) was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer as of the end of the period covered by this annual report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) accumulated and communicated to Company management (including the Chief Executive Officer and Chief Financial Officer) to allow timely decisions regarding disclosures, and (ii) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Under the direction of the Chief Executive Officer and Chief Financial Officer, the Company evaluated its disclosure controls and procedures, did not identify any material weaknesses, and believes that its disclosure controls and procedures were effective at July 31, 2008.

The Company intends to continue to monitor its disclosure controls and procedures, and if further improvements or enhancements are identified, the Company will take steps to implement such improvements or enhancements. It should be noted that the design of any system of controls is based upon certain assumptions about the likelihood of future events, and there can be no assurance that such design will succeed in achieving its stated objective under all potential future conditions, regardless of how remote. However, the Company's Chief Executive Officer and the Company's Chief Financial Officer believe the Company's disclosure controls and procedures provide reasonable assurance that the disclosure controls and procedures are effective.

Limitations on the Effectiveness of Controls

The Company has confidence in its internal controls and procedures. Nevertheless, the Company's management (including the Chief Executive Officer and Chief Financial Officer) believes that a control system, no matter how well designed and operated can provide only reasonable assurance and cannot provide absolute assurance that the objectives of the internal control system are met, and no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Further, the design of an internal control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitation in all internal control systems, no evaluation of controls can provide absolute assurance that all control issuers and instances of fraud, if any, within the Company have been detected.

OTHER INFORMATION

The Registrant is not aware of any information required to be disclosed in a report on Form 8-K during the fourth quarter ended July 31, 2008.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference in this Annual Report is the information required by this Item 10 contained in the sections entitled "Proposal 1: Election of Directors," "Information About Directors and Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's definitive proxy statement.

EXECUTIVE COMPENSATION

Incorporated by reference in this Annual Report is the information required by this Item 11 contained in the section entitled "Management – Executive Compensation" of the Company's definitive proxy statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AND RELATED SHAREHOLDER MATTERS

Incorporated by reference in this Annual Report is the information required by this Item 12 contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Company's definitive proxy statement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Incorporated by reference in this Annual Report is the information required by this Item 13 contained in the section entitled the "Certain Relationships and Related Transactions" of the Company's definitive proxy statement.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference in this Annual Report is the information required by this Item 14 contained in the section entitled the "Relationship with Independent Public Accountants – Principal Accounting Fees and Services" of the Company's definitive proxy statement.

EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1) Consolidated Financial Statements: See Index to Consolidated Financial Statements at item 8 on page 29 of this report.
2) Financial Statement Schedule: Schedule II – Consolidated Valuation and Qualifying Accounts.
3) Exhibits are incorporated herein by reference or are filed with this report as set forth in the Index to Exhibits on pages II-1 through II-2 hereof.

PROFESSIONAL VETERINARY PRODUCTS, LTD.
SCHEDULE II-CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
(Amounts in thousands)

		Balance at beginning of period		Charged to costs and expenses		Deductions		Balance at end of period
Allowance for doubtful accounts (in thousands)								
Year ended July 31, 2008	$	515	$	190	$	204	$	501
Year ended July 31, 2007		569		(13)		41		515
Year ended July 31, 2006		970		76		477		569
Year ended July 31, 2005		821		656		507		970
Year ended July 31, 2004		760		236		175		821
Allowance for obsolete inventory (in thousands)								
Year ended July 31, 2008	$	127	$	55	$	-	$	182
Year ended July 31, 2007		63		64		-		127
Year ended July 31, 2006		152		-		89		63
Year ended July 31, 2005		129		23		-		152
Year ended July 31, 2004		-		129		-		129

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders

Professional Veterinary Products, Ltd.

Omaha, Nebraska

We have audited the accompanying consolidated balance sheet of Professional Veterinary Products, Ltd. ("the Company") as of July 31, 2008, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the year then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Professional Veterinary Products, Ltd. as of July 31, 2008, and the results of its operations and its cash flows for the year ended July 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

BKD LLP
Omaha, Nebraska
October 23, 2008

To the Audit Committee

Professional Veterinary Products, Ltd.

Omaha, Nebraska

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheet of Professional Veterinary Products, Ltd. and subsidiaries ("the Company") as of July 31, 2007, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for the years ended July 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Professional Veterinary Products, Ltd. and subsidiaries as of July 31, 2007, and the results of their operations and their cash flows for the years ended July 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Quick & McFarlin, P.C.
Omaha, Nebraska
October 17, 2007

PROFESSIONAL VETERINARY PRODUCTS, LTD.
CONSOLIDATED BALANCE SHEETS
July 31, 2008 and 2007
(in thousands, except share data)

	July 31, 2008	July 31, 2007
ASSETS		
CURRENT ASSETS		
Cash	$ 1,985	$ 1,111
Accounts receivable, net of allowance: 2008 - $501, 2007 - $515	27,782	24,754
Accounts receivable, related parties	663	3,876
Inventory	35,906	43,084
Deferred tax asset	599	653
Other current assets	1,271	555
Total current assets	68,206	74,033
NET PROPERTY AND EQUIPMENT	10,200	10,172
OTHER ASSETS		
Intangible assets, less accumulated amortization, $7 and $24, respectively	33	37
Investment in unconsolidated affiliates	144	2,092
Cash value of life insurance	2,351	1,886
Deferred tax asset	257	22
Other assets	3	2
Total other assets	2,788	4,039
TOTAL ASSETS	$ 81,194	$ 88,244
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Note payable, bank	$ 12,860	$ 11,946
Current portion of long-term debt and capital lease obligation	371	400
Current portion of accrued retirement benefits	115	-
Accounts payable	32,801	40,549
Accounts payable, related parties	738	1,559
Other current liabilities	4,093	4,796
Total current liabilities	50,978	59,250
LONG-TERM LIABILITIES		
Long-term debt	3,767	4,133
Accrued retirement benefits	2,853	2,628
Total long-term liabilities	6,620	6,761
TOTAL LIABILITIES	57,598	66,011
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; authorized 30,000 shares; issued and outstanding 2008 - 2,037 shares, 2007 - 2,068 shares	2	2
Additional Paid-in capital	6,044	6,112
Retained earnings	17,935	16,507
Accumulated other comprehensive loss	(385)	(388)
Total stockholders' equity	23,596	22,233
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 81,194	$ 88,244

See Notes to Consolidated Financial Statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years Ended July 31, 2008, 2007 and 2006
(in thousands)

	July 31, 2008	July 31, 2007	July 31, 2006
NET SALES AND OTHER REVEUNE	$ 339,838	$ 342,699	$ 368,926
COST OF SALES	295,596	301,122	328,961
Gross profit	44,242	41,577	39,965
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES	40,434	36,077	34,876
OPERATING INCOME	3,808	5,500	5,089
OTHER INCOME (EXPENSE)			
Interest income	318	260	369
Interest expense	(1,379)	(1,936)	(1,689)
Equity in earnings of unconsolidated affiliate	53	116	142
Loss on the sale of unconsolidated affiliate	(571)	-	-
Other	1	(81)	(21)
Other expense – net	(1,578)	(1,641)	(1,199)
INCOME BEFORE INCOME TAXES	2,230	3,859	3,890
PROVISION FOR INCOME TAXES	802	1,475	1,498
NET INCOME	1,428	2,384	2,392
EARNINGS PER COMMON SHARE	$ 697.92	$ 1,169.27	$ 1,697.62
Weighted average common shares outstanding	2,046	2,039	1,409
OTHER COMPREHENSIVE INCOME			
Net income	$ 1,428	$ 2,384	$ 2,392
Other comprehensive income(loss):			
Recognition of minimum pension liability	-	(388)	-
Net loss arising during period	3	-	-
COMPREHENSIVE INCOME	$ 1,431	$ 1,996	$ 2,392
SUPPLEMENTAL INFORMATION			
Net sales and other revenue – related parties	$ 37,209	$ 43,583	$ 41,400
Purchases – related parties	$ 13,752	$ 13,728	$ 11,987

See Notes to Consolidated Financial Statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended July 31, 2008, 2007 and 2006
(in thousands)

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
BALANCE AT JULY 31, 2005	0	$ 0	$ 0	$ 0	$ 11,731	$ 11,731
Issuance of stock	58	-	180	-	-	180
Redemption of stock	(35)	-	(108)	-	-	(108)
Amended and Restated Bylaws May 26, 2006	2,019	2	5,987	-	-	5,989
Net change in Accounts receivable, stock	-	-	(20)	-	-	(20)
Net Income	-	-	-	-	2,392	2,392
BALANCE AT JULY 31, 2006	2,042	2	6,039	0	14,123	20,164
Issuance of stock	56	-	168	-	-	168
Redemption of stock	(30)	-	(90)	-	-	(90)
Net change in Accounts receivable, stock	-	-	(5)	-	-	(5)
Adjustment to initially apply FASB Statement No. 158	-	-	-	(388)	-	(388)
Net Income	-	-	-	-	2,384	2,384
BALANCE AT JULY 31, 2007	2,068	2	6,112	(388)	16,507	22,233
Issuance of stock	7	-	21	-	-	21
Redemption of stock	(38)	-	(114)	-	-	(114)
Net change in Accounts receivable, stock	-	-	25	-	-	25
Change in unrecognized pension cost	-	-	-	3	-	3
Net Income	-	-	-	-	1,428	1,428
BALANCE AT JULY 31, 2008	2,037	2	6,044	(385)	17,935	23,596

See Notes to Consolidated Financial Statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
Years Ended July 31, 2008, 2007 and 2006
(in thousands)

	July 31, 2008	July 31, 2007	July 31, 2006
OPERATING ACTIVTIES			
Net income	$ 1,428	$ 2,384	$ 2,392
Items not requiring (providing) cash			
Depreciation and amortization	1,702	1,427	1,456
(Gain) loss on sale of property	(1)	81	21
Retirement benefits	342	602	472
Cash value of life insurance	(466)	(418)	(278)
Deferred income tax	(181)	(573)	572
Allowance for doubtful accounts	(14)	(55)	(401)
Allowance for obsolete inventory	55	64	(89)
Equity in loss (income) from affiliate	(53)	(116)	(143)
Loss on the sale of unconsolidated affiliate	571	-	-
Changes in:			
Receivables	200	(7,053)	10,651
Inventory	7,122	(7,387)	(1,001)
Other current assets	(716)	1,066	(688)
Other assets	(1)	(37)	-
Accounts payable	(8,567)	3,310	(13,554)
Other current liabilities	(703)	1,537	(279)
Total adjustments	(710)	(7,552)	(3,261)
Net cash provided by (used in) operating activities	718	(5,168)	(869)
INVESTING ACTIVITIES			
Purchase of property and equipment	(1,726)	(1,550)	(1,118)
Proceeds from sale of assets	1	2	-
Proceeds from the sale of unconsolidated affiliate	1,400	-	-
Purchase of investments	(9)	(30)	-
Sale of investments	40	-	-
Net cash used in by investing activities	(294)	(1,578)	(1,118)
FINANCING ACTIVITIES			
Net borrowings under line-of-credit agreement	914	5,843	3,382
Proceeds from long-term debt	-	4,666	-
Payments of long-term debt and capital lease obligation	(396)	(5,246)	(1,066)
Proceeds from issuance of common stock	46	163	182
Payments from redemption of common stock	(114)	(90)	(108)
Net cash provided by financing activities	450	5,336	2,390
Increase (Decrease) in Cash	874	(1,410)	403
Cash at beginning of year	1,111	2,521	2,118
Cash at end of year	$ 1,985	$ 1,111	$ 2,521
Supplemental cash flows information:			
Interest paid	$ 1,451	$ 1,880	$ 1,662
Income taxes paid	$ 1,967	$ 935	$ 1,544

See Notes to Consolidated Financial Statements.

(in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations - Professional Veterinary Products, Ltd. (the Company), a Nebraska corporation, is a wholesale distributor of animal health related pharmaceuticals and other veterinary related items. Founded in 1982 and headquartered in Omaha, Nebraska, the Company provides products and other services primarily to its shareholders. Shareholders are limited to the ownership of one share of stock and must be a licensed veterinarian or business entity comprised of licensed veterinarians.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Exact Logistics, LLC ("Exact Logistics") and ProConn, LLC ("ProConn"). All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which the Company exercises significant influence, but not control, are accounted for using the equity method of accounting. Investments in companies in which the Company has less than a 20% ownership interest, and does not exercise significant influence, are accounted for at cost.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Revenue Recognition – The Company derives its revenues primarily from the sale of products and agency agreements. Revenues are recognized as product is received by the customer and related services are performed in accordance with all applicable revenue recognition criteria. For these transactions, the Company applies the provisions of the SEC Staff Accounting Bulletin No. 104, "Revenue Recognition." The revenue from the "buy/sell" transactions are recorded at gross. Agency sales are transactions presented on a net basis. The Company recognizes revenue when there is pervasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the contractual obligations are met, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

Cash – The Company's cash funds are located in financial institutions in the United States. Deposits in these bank accounts may, at times, exceed the $100,000 federally insured limit. At July 31, 2008, the Company's cash accounts exceeded Federally Insured limits by approximately $1.8 million.

Accounts Receivable – The accounts receivable arise in the normal course of business and are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, credit worthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

Accounts that are unpaid after the due date bear interest at 1% per month. Accounts past due more than 120 days are considered delinquent. Interest continues to accrue on delinquent accounts until the account is past due more than one year, at which interest accrual ceases and does not resume until the account is no longer classified as delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Inventory – Inventories consist substantially of finished goods held for resale and are stated at the lower of cost or market, not in excess of net realizable value. Cost is determined primarily by the weighted average cost method. The reserve for inventory obsolescence was $182 and $127 for 2008 and 2007, respectively.

(in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Property and Equipment – Property and equipment are stated at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Building	40 years
Furniture, fixtures and equipment	7 years
Computer equipment	5 years
Software	3-5 years

Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method. Major additions and betterments that extend the useful lives of property and equipment are capitalized and depreciated over their estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Capitalized Leases – Property under capital leases is amortized over the lives of the respective leases. Amortization of capital leases is included in depreciation expense.

Goodwill and Other Intangible Assets – Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases on goodwill value are not recognized in the financial statements.

Other identifiable intangible assets consist of the Company trademark and loan origination fees. Trademarks have an indefinite life and therefore are not amortized. The original trademark subject to amortization was $5. Accumulated amortization was $1 for 2008 and 2007. Loan origination fees constitute the Company's identifiable intangible asset subject to amortization. The original loan origination fee subject to amortization was $36. Accumulated amortization was $6 and $22 for July 31, 2008 and 2007, respectively. Amortization of the loan origination fees is computed on a straight-line basis over the term of the related note. Amortization expense of $4, $8, and $2 for the years ended July 31, 2008, 2007, and 2006, respectively, is included in interest expense on the Consolidated Statements of Income and Comprehensive Income. The estimated aggregate amortization expense for the nine succeeding fiscal years is $30.

(in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Taxes – Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

Direct Shipping and Handling Costs – Freight and other direct shipping costs are included in "Cost of sales" on the Consolidated Statements of Income, Comprehensive Income and Retained Earnings. Direct handling costs are reflected in "Operating, general and administrative expenses." Such costs represent direct compensation costs of employees who store, move and prepare products for shipment to the Company's customers. Direct handling costs were $4,519, $4,681, and $4,615 for 2008, 2007, and 2006 respectively.

Fair Value of Financial Instruments – The carrying amounts reported on the balance sheets approximate the fair value for cash, accounts receivable, short-term borrowings and all other variable rate debt (including borrowings under credit agreements). The carrying amounts reported for long-term debt approximate fair value because the interest approximates current market rates for financial instruments with similar maturities and terms.

Major Customer, Major Suppliers and Credit Concentrations– Other financial instruments, which potentially subject the Company to concentrations of credit risk, are trade accounts receivable and trade payables. One customer comprised a significant individual receivable consisting of 15% of the Company's receivables at July 31, 2007. Two vendors comprised 41.1% and 7.2% of all purchases for fiscal year 2008. Two vendors comprised 41.5% and 6.7% of all purchases for fiscal year 2007.

Common Stock – On May 26, 2006, the Company's Board of Directors adopted an amendment to the Company's Bylaws. Prior to the amendment, Article II (Stock); Section 5 (Share Redemption) of the Bylaws allowed each shareholder the right to have his, her or its share of common stock redeemed by the Company for the price paid by the shareholder for such share. The amendment granted the Company discretion to repurchase or not to repurchase shares of common stock at the time of the shareholder's request for redemption. The Company may, but no longer has any obligation to, repurchase such shares. Based on this amendment, management concluded that the Company no longer is required to classify its stock as redeemable and mandatorily redeemable.

(in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Earnings Per Share – Earnings per share have been computed based on the weighted-average common shares outstanding during each year. There are no securities that are convertible to common stock that would cause further dilution.

Taxes Collected from Customers and Remitted to Governmental Authorities – Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of income and comprehensive income on a net basis. The amount of taxes presented on a net basis in the accompanying financial statements was $3.2 million and $3.0 million for the years ended July 31, 2008 and 2007, respectively.

Recent Accounting Pronouncements – The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, which is an interpretation of Statement of Financial Accounting Standard (SFAS) No. 109, *Accounting for Income Taxes*, as of August 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in companies' financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. As a result, the Company applies a more-likely-than-not recognition threshold for all tax uncertainties. FIN 48 only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The adoption of FIN 48 had no effect on the Company's financial position, cash flows or results of operations. See Note 6 Income Taxes for additional details.

In December 2007, FASB issued SFAS No. 141(R), *Business Combinations – an amendment of FASB Statement No. 141*. This statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. This statement also establishes principles and requirements for how the acquirer recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. Lastly, this statement establishes principles and requirements for how the acquirer determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's financial position, cash flows or results of operations.

In December 2007, FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin (ARB) No. 51*. This statement improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's financial position, cash flows or results of operations.

In February 2008, the FASB Emerging Issues Task Force (EITF) issued EITF Issue No. 08-1, *Revenue Recognition for a Single Unit of Accounting*. This guidance applies to a single unit of accounting (consisting of either a single deliverable or multiple deliverables) within a revenue arrangement. However, if all of the deliverables within the unit of accounting are within the scope of other authoritative literature that provides attribution guidance then it would be acceptable to use a Multiple Attribution Model to account for a single unit of accounting consisting of a single deliverable. The staff at EITF recommends that this issue be effective for fiscal years beginning after December 15, 2008. The adoption of this issue is not expected to have material effect on the Company's financial position, cash flows or results of operations.

(in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

In May 2008, FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement will not result in a change in current practice. It is the Company (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. This statement is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The adoption of this statement is not expected to have a material effect on the Company's financial position, cash flows or results of operations.

Reclassifications – Certain prior year amounts have been reclassified to conform to the July 31, 2008 presentation. Such reclassifications had no impact on results of operations or shareholders' equity.

NOTE 2 – REBATES:

At each fiscal year end, the Company nets rebates due to stockholders against accounts receivable. Rebates are paid in the form of credits against future purchases, never in cash. The Company offset accounts receivable as follows:

		2008		2007
Accounts receivable, net of allowance	$	28,445	$	31,630
Less - rebates		-		3,000
Accounts receivable, net	$	28,445	$	28,630

Net sales and other revenue reported on the Consolidated Statements of Income and Comprehensive Income were reduced by rebates as follows:

		2008		2007		2006
Gross sales and other revenues	$	339,838	$	345,699	$	374,584
Less - rebates		-		3,000		5,658
Net sales and other revenue	$	339,838	$	342,699	$	368,926

NOTE 3 – PROPERTY AND EQUIPMENT:

Major classes of property and equipment consist of the following:

		2008		2007
Land	$	1,762	$	1,762
Buildings		5,217		5,114
Leasehold improvements		636		636
Equipment		10,982		9,624
		18,597		17,136
Less – accumulated depreciation		8,698		7,100
		9,899		10,036
Construction in progress		301		136
Net property, plant, and equipment	$	10,200	$	10,172

(in thousands, except per share data)

NOTE 4 – INVESTMENT IN UNCONSOLIDATED AFFILIATES:

The Company purchased a 20% interest in SERVCO in June 2000 for $1,500. American Animal Hospital Association (AAHA) owned the remaining 80%. The Company determined that it had significant influence over SERVCO and accordingly accounted for its 20% ownership interest using the "equity method" of accounting for investments. The excess of purchase price over underlying equity (which represents goodwill) was tested for impairment in accordance with applicable accounting standards at July 31, 2007. The amount of unamortized goodwill tested for impairment was $1,350 at July 31, 2007. No impairment existed and none had been recognized. On July 14, 2008, the Company entered into a Stock Purchase Agreement (Agreement) with AAHA and SERVCO pursuant to which the Company sold to AAHA all of its shares of common stock in SERVCO, which represented 20% of the total issued and outstanding shares of SERVCO for an aggregate purchase price of $1.4 million. The Company holds a 5% interest in Agri-Laboratories, Ltd., which is carried at cost. The Company held less than 5% interest in Vet Insite through December 2007, which was carried at cost.

The Company sold the less than 5% interest in Vet Insite in December 2007. The amounts presented on the balance sheet consisted of:

	2008	2007
Investment in SERVCO (equity method)	$ -	$ 1,918
Investment in Agri-Laboratories, Ltd. (cost method)	144	144
Vet Insite (cost method)	-	30
	$ 144	$ 2,092

Included in the Company's consolidated net income is a $571 loss on the sale of SERVCO.

NOTE 5 – COMMON STOCK:

On May 26, 2006, the Company's Board of Directors adopted an amendment to the Company's Bylaws. Prior to the amendment, Article II (Stock); Section 5 (Share Redemption) of the Bylaws allowed each shareholder the right to have his, her or its share of common stock redeemed by the Company for the price paid by the shareholder for such share. The amendment granted the Company discretion to repurchase or not to repurchase shares of common stock at the time of the shareholder's request for redemption. The Company may, but no longer has any obligation to, repurchase such shares.

(in thousands, except per share data)

NOTE 6 – INCOME TAXES:

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local U.S. income tax examination by tax authorities for years before 2005.

Significant components of income tax expense are as follows:

	2008	2007	2006
Current			
Federal	$ 850	$ 1,561	$ 828
State	133	229	97
	983	1,790	925
Deferred			
Federal	(154)	(268)	487
State	(27)	(47)	86
	(181)	(315)	573
Total	$ 802	$ 1,475	$ 1,498

A reconciliation of income tax expense computed using the U.S. federal statutory income tax rate of 34% of income before income taxes to the actual provision for income taxes is as follows:

	2008	2007	2006
Expected tax at U.S. statutory rate	$ 758	$ 1,340	$ 1,323
State taxes, net of federal effect	65	96	150
Other, net	(21)	39	25
	$ 802	$ 1,475	$ 1,498

(in thousands, except per share data)

NOTE 6 – INCOME TAXES (continued):

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At July 31, the deferred tax asset and liability consisted of the following:

	2008	2007
Current deferred tax asset (liability):		
Uniform capitalization	$ 326	$ 396
Allowance for doubtful accounts	200	206
Inventory valuation	73	51
	$ 599	$ 653
Noncurrent deferred tax asset (liability):		
Excess of tax over book depreciation	$ (994)	$ (892)
Amortization	24	30
Deferred compensation	1,187	1,051
Profit in SERVCO	-	(167)
Capital Loss in SERVCO	40	-
	$ 257	$ 22

NOTE 7 – NOTE PAYABLE AND LONG-TERM DEBT:

At July 31, long-term debt is summarized as follows:

	2008	2007
Capital lease obligation, expiring in 2008, secured by Computer equipment, 6.19% interest	-	56
Note payable, maturing in 2016, secured by certain assets, 7.35% interest	4,138	4,477
	4,138	4,533
Less – current portion	371	400
	$ 3,767	$ 4,133

(in thousands, except per share data)

NOTE 7 – NOTE PAYABLE AND LONG-TERM DEBT (continued):

The aggregate schedule of maturities of long-term debt and capital lease obligations subsequent to July 31, 2008 are as follows:

2009	$	371
2010		400
2011		430
2012		462
2013		498
Thereafter		1,977
	$	4,138

In November 2006, the Company refinanced the term notes held by U.S. Bank with a term note held by First National Bank (FNB). See Note 10 for additional details of this agreement. The FNB term note is amortized over a ten year period with a final maturity date of December 2016. The interest rate is fixed at 7.35% and the terms include monthly installments of $55 beginning January 2007. As of July 31, 2008, the Company had $4,138 outstanding on the term note.

At July 31, 2006, the Company had in place a revolving line of credit that provides for borrowings up to $40,000 with U.S. Bank. In November 2006, the revolving line of credit was refinanced with FNB. See Note 10 for additional details of this agreement. The revolving line of credit at FNB provides for borrowing up to $40,000 and is scheduled to expire in December 2009. The short-term borrowing amounts outstanding under these credit facilities were $12,860 and $11,946 at July 31, 2008 and 2007, respectively. Under the current credit agreement, interest is payable at 1.25% or 1.50% over the London InterBank Offered Rate (LIBOR), depending on the Company's cash flow leverage ratios.

These debt and credit agreements contain certain covenants related to financial ratios as well as restricting the Company from paying dividends. The Company was in compliance with all covenants under the borrowing agreements at July 31, 2008 and 2007.

NOTE 8 – RELATED PARTY TRANSACTIONS:

In the normal course of business the Company sells to its affiliate, board of directors and key employees under normal terms and conditions. Accounts receivable, related parties on the balance sheet include amounts receivable on demand as of July 31 from the following:

		2008		2007
Affiliate (SERVCO)	$	-	$	3,315
Board of Directors		649		557
Officer and employees		14		4
	$	663	$	3,876

Net sales on the Consolidated Statements of Income and Comprehensive Income include sales to related parties as follows:

		2008		2007		2006
Affiliate (SERVCO)	$	32,452	$	39,062	$	38,995
Board of Directors		4,676		4,457		2,330
Officer and employees		81		64		75
	$	37,209	$	43,583	$	41,400

(in thousands, except per share data)

NOTE 8 – RELATED PARTY TRANSACTIONS (continued):

Accounts payable, related parties on the balance sheet include amounts payable on demand as of July 31 from the following:

	2008	2007
Affiliate (SERVCO)	$ -	$ 493
Jelecos	154	-
Agri-Laboratories	584	1,066
	$ 738	$ 1,559

Purchases from Agri-Laboratories were $12,072, $13,728 and $11,987 for 2008, 2007 and 2006, respectively. Purchases from Jelecos were $1,680 for 2008.

NOTE 9 – PROFIT-SHARING AND 401(k) RETIREMENT PLAN:

The Company provides a non-contributory profit-sharing plan covering all full-time employees who qualify as to age and length of service. It has been the Company's policy to make contributions to the plan as provided annually by the Board of Directors. The total provision for the contribution to the plan was $107, $349 and $466 for 2008, 2007 and 2006, respectively.

The Company also provides a contributory 401(k) retirement plan covering all full-time employees who qualify as to age and length of service. It is the Company's policy to match a maximum allowable 100% employee contribution with a 3% contribution. The total provision to the plan was $334, $306 and $288 for 2008, 2007 and 2006, respectively.

On January 1, 2003, the Company adopted a Supplemental Executive Retirement Plan (SERP). The SERP is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. As of July 31, 2007, the Company adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* and in accordance therewith reflected the underfunded status of the plan in its balance sheet at such date. Prospectively, the Company adjusted the liability to reflect the current funded status of the plan. Any gains or losses that arose during the period but are not recognized as components of net periodic benefit cost was recognized as a component of other comprehensive income. The adoption of SFAS No. 158 resulted in the recognition of $646 of unrecognized actuarial losses which arose during the period ended July 31, 2007 and a corresponding increase in the defined benefit pension plan liability at July 31, 2007. Such unrecognized losses, net of deferred taxes of $258 were debited to other comprehensive income. The adoption of SFAS No. 158 had no effect on the Company's consolidated statement of income for the period ended July 31, 2007.

For the year ended July 31, 2008 and 2007, benefits accrued and expensed were $344 and $343, respectively. The vested benefit obligation and accumulated benefit obligation were $2,474 and $2,729, respectively, at July 31, 2008 and $1,942 and $2,128, respectively, at July 31, 2007. The plan is an unfunded supplemental retirement plan and is not subject to the minimum funding requirements of the Employee Retirement Income Security Act (ERISA). While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $2,238 and $1,772 at July 31, 2008 and 2007, respectively.

(in thousands, except per share data)

NOTE 9 – PROFIT-SHARING AND 401(k) RETIREMENT PLAN (continued):

The following set forth the change in benefit obligations, change in plan assets, funded status and amounts recognized in the balance sheet as of July 31 for the Company's SERP:

	2008	2007
Change in Benefit Obligation:		
Projected benefit obligation – July 31	$ 2,628	$ 2,390
Service cost	138	144
Interest cost	164	149
Actuarial (gain)/loss	38	(28)
Plan Amendments	-	(27)
Projected benefit obligation – July 31	$ 2,968	$ 2,628
Fair Value of Plan Assets – July 31	$ -	$ -
Funded Status:		
Funded status	$ (2,968)	$ (2,628)
Unrecognized actuarial loss	-	-
Unrecognized prior service cost	-	-
Net amount recognized as accrued retirement benefits	$ (2,968)	$ (2,628)
Current liability	$ (115)	$ -
Noncurrent liability	(2,853)	(2,628)
	$ (2,968)	$ (2,628)

As of July 31, 2008 and 2007, the following were recognized as components of other comprehensive income not yet recognized as components of net periodic benefit costs:

	July 31, 2008	July 31, 2007
Unrecognized prior service cost	$ (275)	(310)
Unrecognized actuarial losses	$ (367)	$ (336)
Deferred taxes	257	258
Recognized in other comprehensive income (loss), net of tax	$ (385)	$ (388)

The estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year is $35 and $7, respectively.

(in thousands, except per share data)

NOTE 9 – PROFIT-SHARING AND 401(k) RETIREMENT PLAN (continued):

Assets and (liabilities) recognized in the balance sheet at July 31 and the incremental effect of applying SFAS No. 158 are as follows:

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
(Liability) for pension benefits	$ (1,982)	$ (646)	$ (2,628)
Deferred income tax asset (liability)	(236)	258	22
Accumulated other comprehensive loss, net of tax	-	(388)	(388)
Total stockholders' equity	22,621	(388)	22,233
Accumulated other comprehensive loss, net of tax	-	(388)	(388)
Total stockholders' equity July 31, 2007	22,621	(388)	22,233

Net periodic benefit costs for the Company's SERP for the year ended July 31 included the following components:

	2008	2007
Service cost	$ 138	$ 144
Interest cost	164	149
Amortization of prior losses	7	12
Amortization of unrecognized prior service costs	35	38
Net periodic cost	$ 344	$ 343

The weighted average discount rate and rate of increase in compensation levels used to compute the actuarial present value of projected benefit obligations and net benefit cost were 6.25% and 4.00%, respectively, at July 31, 2008 and 6.25% and 4.00%, respectively, at July 31, 2007. The measurement date of the SERP is equal to the Company's fiscal year end date of July 31.

The following net benefit payments, which reflect expected future service, as appropriate, are expected to be paid in each of the next five fiscal years are $115, $231, $231, $231, and $231 for fiscal years ending July 31, 2009, 2010, 2011, 2012, and 2013, respectively. The aggregate amount expected to be paid for the five fiscal years thereafter is $1,154.

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES:

Operating Leases – The Company has operating leases covering certain property, equipment, and computer hardware and software expiring at various dates through 2011.

(in thousands, except per share data)

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Future minimum lease payments under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year at July 31, 2008 are as follows:

	Operating
2009	$ 730
2010	628
2011	72
Total minimum payments	$ 1,430

Lease expense was $900, $1,065 and $1,078 for the years ended July 31, 2008, 2007 and 2006, respectively.

Stock Redemption – The Bylaws grant the Company discretion to repurchase or not to repurchase shares of common stock at the time of the shareholder's request for redemption. The Company may, but no longer has any obligation to, repurchase such shares. See Note 5 for additional information.

Other – The Company is subject to claims and other actions arising in the ordinary course of business. Some of these claims and actions have resulted in lawsuits where the Company is a defendant. Management believes that the ultimate obligations if any, which may result from unfavorable outcomes of such lawsuits, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company and such obligations, if any, would be adequately covered by insurance.

Agreements – The Company executed a loan agreement dated November 14, 2006 and related loan documents with First National Bank of Omaha (FNB), a national banking association. The obligations of the Company and its subsidiaries under the loan agreement and loan documents commenced November 16, 2006, and are joint and several.

Pursuant to the terms of the loan documents, FNB may loan to the Company and its subsidiaries up to $44,666, which includes a $40,000 revolving loan facility and a $4,666 term loan facility. The proceeds of such loan facilities were used to repay existing indebtedness of the Company and provide working capital support. The loan proceeds from the term note were wired to U.S. Bank, N.A., the Company's prior lender, on November 16, 2006, to repay the Company's obligations under the U.S. Bank loan agreement.

The loan agreement imposes certain financial covenants, and the Company shall not, without the consent of FNB, permit its minimum tangible net worth to be less than $17,000 or its cash flow leverage ratio to be equal to or greater than 3.50 to 1.00. The loans may be accelerated upon default. Event of default provisions include, among other things, the Company's failure (i) to pay amounts when due and (ii) to perform any material condition or to comply with any material promise or covenant of the loan agreement or any of the loan documents. The revolving note and term note are secured by substantially all of the assets of the Company, including the Company's headquarters in Omaha. The Company is also currently restricted from paying dividends by these credit facilities.

The term note is amortized over a ten year period with a final maturity date of December 1, 2016. The interest rate is fixed at 7.35% per annum for the term of the note. Upon an event of default, the term note shall bear interest at LIBOR as determined by FNB plus 7.50% per annum. This term note may not be prepaid without obtaining the consent of FNB and payment of the prepayment fee as calculated therein. Payments with respect to the term note shall be as follows: (i) interest only in advance at the rate of $1 per day shall be due and payable for the period beginning November 16, 2006 and ending on November 30, 2006 and ending on November 30, 2006 and (ii) one hundred nineteen (119) installments of principal and interest in the amount of $55 each shall be payable commencing on January 1, 2007 and continuing on the first day of each month until and including November 1, 2016. On December 1, 2016, all unpaid principal and interest thereon shall be due and payable.

(in thousands, except per share data)

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

FNB shall provide advances to the Company from the revolving note in the maximum aggregate amount of $40,000, which advances will be used as needed by the Company for working capital, through the termination date of December 1, 2009. Interest shall be paid at a variable rate, reset daily, equal to LIBOR as determined by FNB plus 1.50% percent based on the Company's leverage ratio. Upon an event of default, the revolving note shall bear interest at the LIBOR Rate as determined by FNB plus 7.50% per annum.

On January 3, 2007, the Company entered into Amendment No. 3 to lease agreement with Kinsley Equities II Limited Partnership relating to its York, Pennsylvania property. The agreement extended the lease term from July 31, 2007 to July 31, 2010. The minimum lease payments are $438, $450, and $450, for the fiscal years ended July 31, 2008, 2009, and 2010, respectively.

On May 18, 2007, the Company's Audit Committee recommended to the Board of Directors the dismissal of Quick & McFarlin upon its completion of the audit and the filing of the Form 10-K for the fiscal year ending July 31, 2007 and the retention of BKD, LLP ("BKD") as the Company's independent accountant for the fiscal year ending July 31, 2008. The Board of Directors approved the Audit Committee's recommendations, subject to acceptance by BKD of the engagement. Quick & McFarlin audited the Company's financial statements for each of the five fiscal years in the period ended July 31, 2006. On July 27, 2007, BKD and the Company executed the engagement letter to formally retain BKD as the Company's independent accountant to audit its financial statements for the year ending July 31, 2008.

On August 9, 2007, the Company and SERVCO agreed to a temporary extension with a minor revision to the agreement to logistics and other operational services. The Company and SERVCO agreed to extend the agreement through June 30, 2008. The agreement to logistics and other operational services with the Company and SERVCO expired on June 30, 2008.

On September 17, 2007, the Company entered into Amendment No. 1 to the Loan Agreement dated November 14, 2006 with FNB. Hill's Pet Nutrition Sales, Inc. (Hill's) requested that the limitation on purchase money security interest liens under the Loan Agreement be amended to grant Hill's a purchase money security interest in all products that the Company acquires from Hill's including but not limited to Hill's Prescription Diet and Hill's Science Diet, together with all proceeds from the sale of such branded products.

On July 14, 2008, the Company entered into a Stock Purchase Agreement (Agreement) with American Animal Hospital Association (AAHA) and AAHA Services Corporation (SERVCO) pursuant to which the Company sold to AAHA all of its shares of common stock in SERVCO, which represented 20% of the total issued and outstanding shares of SERVCO for an aggregate purchase price of $1.4 million. Effective at closing, the Company was no longer entitled to elect a board member on SERVCO's Board of Directors, and Dr. Lionel Reilly, the Company's Chief Executive Officer and President, resigned as a director of SERVCO. The Company also agreed to cooperative with AAHA and SERVCO to transition the logistics support previously provided by the Company. Both AAHA and SERVCO agreed not to attempt to retain or hire any employee of the Company for a one year period commencing on July 14, 2008.

NOTE 11 – SEGMENT INFORMATION:

The Company has three reportable segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of animal health products. This segment distributes products primarily to licensed veterinarians or business entities comprised of licensed veterinarians. The Logistics Services segment provides logistics and distribution service operations for vendors of animal health products and business-to-business type transactions. The Logistic Services segment distributes products primarily to other animal health companies. The Direct Customer Services segment acts as a supplier of animal health products to the producer or consumer. Animal health products are shipped to locations closer to the final destination. The segment's trucking operations transport the products directly to the producer or consumer.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as detailed in Note 1 to these consolidated financial statements. The Company evaluates performance based on profit or loss from operations before income taxes. The Company's reportable segments are strategic business units that serve different types of customers in the animal health industry. The separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Since the Company's reportable segments all provide essentially the same products and services, the Company believes it would be impracticable to report the revenue from external customers for each product and service or each group of similar products and services in accordance with paragraph 37 of SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information.*

(in thousands, except per share data)

NOTE 11 – SEGMENT INFORMATION (continued):

The following table summarizes the Company's operations by business segment:

	Wholesale Distribution	Logistics Services	Direct Customer Services	Eliminations	Consolidated Total
For the year ended July 31, 2008					
Net sales and other revenue	$ 338,376	$ 1,452	$ 63,532	$ (63,522)	$ 339,838
Cost of sales	301,511	1,495	55,780	(63,190)	295,596
Operating, general and administrative expenses	33,045	-	7,389	-	40,434
Operating income	3,820	(43)	363	(332)	3,808
Income before taxes	$ 2,230	$ (43)	$ 375	$ (332)	$ 2,230
Business segment assets	$ 80,392	$ 351	$ 14,906	$ (14,455)	$ 81,194
For the year ended July 31, 2007					
Net sales and other revenue	$ 338,535	$ 306	$ 57,085	$ (53,227)	$ 342,699
Cost of sales	303,949	258	50,001	(53,086)	301,122
Operating, general and administrative expenses	29,106	-	6,971	-	36,077
Operating income	5,480	48	113	(141)	5,500
Income before taxes	$ 3,860	$ 48	$ 92	$ (141)	$ 3,859
Business segment assets	$ 87,297	$ 394	$ 13,075	$ (12,522)	$ 88,244
For the year ended July 31, 2006					
Net sales and other revenue	$ 367,288	$ 426	$ 50,412	$ (49,200)	$ 368,926
Cost of sales	333,513	380	43,387	(48,319)	328,961
Operating, general and administrative expenses	26,768	-	6,108	-	32,876
Operating income	5,008	46	917	(882)	5,089
Income before taxes	$ 3,890	$ 46	$ 836	$ (882)	$ 3,890
Business segment assets	$ 75,649	$ 346	$ 10,832	$ (10,428)	$ 76,399

PROFESSIONAL VETERINARY PRODUCTS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2008, 2007 and 2006
(in thousands, except per share data)

NOTE 12 – SELECTED QUARTERLY FINANCIAL DATA:

The following presents certain unaudited quarterly financial data and certain audited year-end financial data. The unaudited data reflects all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

	Quarters ended				Year ended
	October 31, 2005	January 31, 2006	April 30, 2006	July 31, 2006	July 31, 2006
Revenues	$ 98,611	$ 103,808	$ 85,487	$ 81,020	$ 368,926
Gross profit	9,768	11,978	9,795	8,424	39,965
Operating income	1,329	2,485	1,305	(30)	5,089
Net income	655	1,391	558	(212)	2,392
Net income per redeemable common share	$ 509.21	$ 1,084.48	$ 434.70	$ -	$ -
Net income per common share	$ -	$ -	$ -	$ (119.07)	$ 1,697.62
Redeemable common shares outstanding	1,287	1,282	1,285	-	-
Common shares Outstanding	-	-	-	1,783	1,409

	Quarters ended				Year ended
	October 31, 2006	January 31, 2007	April 30, 2007	July 31, 2007	July 31, 2007
Revenues	$ 89,816	$ 87,478	$ 78,520	$ 86,885	$ 342,699
Gross profit	10,048	10,797	9,362	11,370	41,577
Operating income	992	1,300	684	2,524	5,500
Net income	419	468	85	1,412	2,384
Net income per common share	$ 205.18	$ 229.79	$ 41.78	$ 689.59	$ 1,169.27
Common shares outstanding	2,043	2,036	2,030	2,048	2,039

	Quarters ended				Year ended
	October 31, 2007	January 31, 2008	April 30, 2008	July 31, 2008	July 31, 2008
Revenues	$ 89,601	$ 91,016	$ 82,683	$ 76,538	$ 339,838
Gross profit	9,564	12,895	11,003	10,780	44,242
Operating income	234	2,704	644	226	3,808
Net income (loss)	(34)	1,511	248	(297)	1,428
Net income (loss) per common share	$ (16.52)	$ 737.29	$ 121.87	$ (145.73)	$ 697.92
Common shares outstanding	2,058	2,049	2,040	2,038	2,046

END